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===============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                 AMENDMENT NO. 3

                                       TO

                                   FORM 10-SB

                   General Form for Registration of Securities
                            of Small Business Issuers
                     Under Section 12(b) or Section 12(g) of
                       The Securities Exchange Act of 1934

                              TREND MINING COMPANY
                 (Name of Small Business Issuer in its Charter)

                  Montana                                    81-0304651
      (State or Other Jurisdiction of                     (I.R.S. Employer
      Incorporation or Organization)                     Identification No.)


                     401 Front Avenue, Suite 1, Second Floor
                           Coeur d'Alene, Idaho 83814
                     (Address of principal executive office)

                    Issuer's telephone number: (208) 664-8095

                                   Copies to:
                            Deborah J. Friedman, Esq.
                            Randall E. Hubbard, Esq.
                           Michelle H. Shepston, Esq.
                            Davis Graham & Stubbs LLP
                       1550 Seventeenth Street, Suite 500
                             Denver, Colorado 80202

           Securities to be registered under Section 12(b) of the Act:

                                      None
                                (Title of Class)

           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)

===============================================================================


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                                     PART I

                         ITEM 1. DESCRIPTION OF BUSINESS

     Trend Mining Company, incorporated in Montana in 1968, has been engaged since 1998 in the acquisition and exploration of platinum group metals properties, primarily in the United States. From 1968 through 1982, our activities consisted primarily of acquiring and exploring properties with silver potential and developing and operating two silver mines. From 1982 to 1998, we were largely inactive, although we did acquire, explore and maintain silver properties from time to time during this period. We are an exploration stage company, and our activities have been limited to exploring and acquiring rights to explore, develop and mine properties which we believe may be suitable for development into platinum group metal mines. We have identified and commenced prospecting efforts in several areas in favorable geologic terrain in Wyoming, Montana, Nevada, Oregon, California and Saskatchewan, Canada. There can be no assurance that any of our properties contain a commercially viable ore body or reserves until additional exploration work is done and an evaluation based on such work concludes that development of and production from the ore body is technically, economically and legally feasible. None of our properties are in production, and consequently we have no operating income or cash flow.

     We intend to reincorporate in Delaware in the near future, subject to the approval of our Board of Directors and our stockholders. In connection with reincorporation, we would amend our charter to increase substantially the number of authorized shares of common stock, to authorize the issuance of preferred stock by action of the Board of Directors without stockholder approval, and to eliminate cumulative voting for directors.

     As used in this registration statement, TREND MINING, OUR COMPANY, WE and OUR refer to Trend Mining Company. Prior to February 1999, our corporate name was Silver Trend Mining Company.

     Six metals comprise the platinum group metals: platinum, palladium, rhodium, iridium, ruthenium and osmium. Platinum group metals are rare precious metals with unique physical properties that are used in diverse industrial applications and in the jewelry industry. The largest and fastest growing use for platinum group metals is in the automotive industry for the production of catalysts that reduce automobile emissions. Palladium is also used in the production of electronic components for personal computers, cellular telephones, facsimile machines and other devices, as well as dental applications and jewelry. Platinum's largest use is for jewelry. Industrial uses for platinum include the production of data storage disks, glass, paints, nitric acid, anti-cancer drugs, fiber optic cables, fertilizers, unleaded and high-octane gasolines and fuel cells.

     According to publications of the CPM Group, approximately 6.9 million ounces of palladium and 5.1 million ounces of platinum were consumed in 1999, with less than five percent of palladium and slightly less than one third of platinum used for jewelry manufacture. CPM Group reports that palladium prices averaged approximately $359 per ounce in 1999, an increase of approximately 29 percent over the previous year, and have averaged $585 per ounce


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in the first five months of 2000. Platinum prices averaged approximately $373 per ounce in 1999, a slight increase over 1998 prices, and have averaged approximately $475 in the first five months of 2000, their highest levels since 1990.

                             EXPLORATION PROPERTIES

     We currently own or have the right to acquire fourteen platinum group metals mineral exploration properties, ten of which are described below.


LAKE OWEN, WYOMING

     LOCATION AND ACCESS. The Lake Owen platinum group metals property is located in Albany County, Wyoming, in the Medicine Bow-Routt National Forest. The Lake Owen property is approximately 40 miles southwest of Laramie, Wyoming and can be reached by paved highways and gravel roads.

     LAND STATUS. In July 1999, we entered into a three-year option agreement with General Minerals Corporation, owner of a block of unpatented mining claims comprising a portion of the Lake Owen property, that gives us the option to earn a 100% interest in 104 unpatented claims. General Minerals acquired some of these unpatented mining claims from Chevron Minerals in the early 1990's, and subsequently located additional claims. Terms of that agreement (as subsequently amended) include the following:

     - To keep the option in effect, we were required to pay General Minerals a total of $40,000 during 1999 and 2000. All of those payments have been made.

     - To keep the option in effect, we are obligated to incur exploration expenditures of not less than $750,000 by July 27, 2002, with no less than $150,000 in exploration expenditures being completed by July 27, 2000. The expenditures required by July 27, 2000 have been completed.

     - On the effective date of the option agreement, we issued to General Minerals 715,996 shares of our common stock, and in May 2000, we issued an additional 129,938 shares to General Minerals, giving it approximately 25% of our outstanding common stock at that time. We have subsequently issued an additional 200,000 shares of our common stock to General Minerals pursuant to an amendment to the option agreement and have issued 416,961 shares to General Mineral Minerals upon exercise of their preemptive rights under the original option agreement. The shares owned by General Minerals now represent approximately 9% of our outstanding common stock.

     - If we exercise the option to acquire a 100% interest in these 104 unpatented mining claims by completing the exploration expenditures described above, those claims will be subject to a 4% net profits interest with respect to ore mined from

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        the property payable to either Chevron Minerals, which originally located certain of the claims, or to General Minerals.

     We located an additional 502 unpatented mining claims in an agreed area of interest near the Lake Owen property in the first half of 2000. We are obligated to pay to Chevron Minerals or General Minerals a 4% net profits interest with respect to these claims and any other claims we acquire in an area of interest.

     EXPLORATION HISTORY. Chevron Minerals initiated geological reconnaissance exploration at Lake Owen in 1982, which included detailed surface geologic mapping, geochemical sampling, and geophysical surveys. Chevron Minerals later completed thirteen diamond-drill holes totaling approximately 5,200 feet in the 1980s and early 1990s. Drilling consisted of relatively shallow angle holes generally less than 250 feet in vertical depth, and encountered several zones of platinum group metals mineralization, ranging from anomalies to ore-grade mineralization.

     EXPLORATION PLANS. The exploration program for the Lake Owen property has been divided into three phases that we currently plan to conduct over a three-year period which began in March 2000. In phase one, we plan to focus on the evaluation of existing geologic data generated by Chevron Minerals, and on geologic logging and assaying of existing drill core. Phase two is expected to involve continued field exploration, including geologic mapping, geochemical sampling, and geophysical surveys to define drill targets. We expect phase three to consist of a diamond drilling program intended to better delineate known precious metal anomalies and to include exploration for new zones of higher-grade platinum group metals mineralization.

     GEOLOGY AND MINERALIZATION. The Lake Owen property is a platinum-gold-palladium occurrence hosted in an extensive layered igneous intrusive complex with a lateral dimension of approximately four by six miles. The complex is about 1.4 billion years old and occurs as a steeply dipping body of rock along the margin of the Archean Wyoming Province. The exposed stratigraphic thickness of these rock units is approximately 20,000 feet.

     Four separate zones of anomalous platinum group metals mineralization have been identified at Lake Owen. The upper zone has been traced for about six miles along strike. The middle zone is about 1,500 feet stratigraphically below the upper zone, while the lower zone is situated approximately 5,500 feet stratigraphically below the upper zone. Surface geochemical sampling identified one additional platinum group metal zone, although the outcrop exposure in this fourth zone is limited and the extent of the anomaly has not yet been defined.

     Drill intercepts encountered to date at the Lake Owen property contain encouraging mineralization of combined platinum group metals and gold. The majority of the platinum group metals mineralization encountered in the Chevron Minerals drilling program remains untested along both strike and dip.

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ALBANY, WYOMING

     LOCATION AND ACCESS. The Albany platinum group metals property is also located in southwest Albany County, Wyoming, approximately 35 miles southwest of Laramie in the Medicine Bow-Routt National Forest. The Albany property is accessible by an unimproved dirt road.

     LAND STATUS. We located six unpatented mining claims in this area in mid-1999 and own a 100% interest in the claim block.

     EXPLORATION HISTORY. Minor exploration for platinum group metals has been conducted previously in the Albany property area. We have no specific data regarding previous exploration activities or results.

     GEOLOGY AND MINERALIZATION. The Albany property is a platinum-palladium-rhodium occurrence hosted along the contact of dark-colored dikes and a lighter-colored granite stock on the northern edge of a large iron-magnesium-rich complex. Our limited geochemical sampling program conducted in 1999 returned platinum group metal values, ranging from anomalies to ore-grade mineralization.

SPRUCE MOUNTAIN, WYOMING

     LOCATION AND ACCESS. The Spruce Mountain platinum group metals property is located in Albany County, Wyoming, in the Medicine Bow-Routt National Forest. The Spruce Mountain property is approximately 35 miles southwest of Laramie, Wyoming and can be reached by paved highways and gravel roads.

     LAND STATUS. We have staked 42 unpatented mining claims in this area in mid-2000 and own a 100% interest in the claim block.

     EXPLORATION HISTORY. Spruce Mountain is situated near our Lake Owen property and the northwestern margin of the Lake Owen layered ultramafic/mafic intrusive complex and is surrounded to the north by the New Rambler and Centennial West platinum group metals districts, and to the west by the Mullen Creek layered ultramafic/mafic intrusion. Historically, exploration has been conducted in the region for gold, silver, base metals and platinum group metals.

     GEOLOGY AND MINERALIZATION. Our claims are located on a platinum group metals occurrence within mafic intrusives along an interpreted northwest to east-west trending structural zone. The area is characterized by intense shearing and hydrothermal alteration, which apparently concentrated the platinum group metals that were present in the surrounding mafic host rocks.

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CENTENNIAL WEST, WYOMING

     LOCATION AND ACCESS. The Centennial West platinum group metals property is located in Albany County, Wyoming, in the Medicine Bow-Routt National Forest. The Centennial West property is approximately 35 miles southwest of Laramie, Wyoming and can be reached by paved highways and gravel roads.

     LAND STATUS. We have staked approximately 200 unpatented mining claims in this area in September 2000 and own a 100% interest in the claim block.

     EXPLORATION HISTORY. Exploration has occurred throughout this area historically, and small amounts of platinum group metals were produced by placer mining from drainages.

     GEOLOGY. Mafic, ultramafic and metamorphic rocks overlie and host several known hydrothermal platinum group metal occurrences in dikes, veins and shear zones. Placer gold and platinum group metals are present in several streams that drain the area.

VANGUARD, MONTANA

     LOCATION AND ACCESS. The Vanguard platinum group metals property, formerly named Lady of the Lake, is located on Bureau of Land Management land in Madison County, Montana. The property is approximately 12 miles northeast of Sheridan and is accessible only by helicopter or trail.


     LAND STATUS. In early 2000, we entered into an option agreement to acquire eight unpatented mining claims and located an additional 121 unpatented mining claims in the Lady of the Lake layered iron-magnesium-rich complex. We own a 100% interest in the claim block.

     EXPLORATION HISTORY. The Vanguard area was initially mapped and geochemically sampled in the mid 1980s by a small exploration company. Our review of the results of that program indicates the existence of anomalous platinum, palladium and gold values throughout the district. In 1987, that company staked unpatented mining claims, which covered the known anomalous mineralization. Shortly thereafter, a third party who had leased the claim group began a surface mapping and sampling program. After approximately one year, the lease was terminated, and the original locator continued to perform exploration work on the claims sporadically during the 1990's. The claims were abandoned prior to the location of our claims. Our claim block covers the same ground that had been covered by the previous claims.

     GEOLOGY AND MINERALIZATION. The Vanguard property is a platinum-palladium-gold occurrence hosted in an iron-magnesium-rich layered intrusive complex that is approximately 1,500 feet thick. Three zones, from bottom to top, characterize this layered complex. The lowermost zone is formed of coarse-grained, dark, chrome-iron-magnesium-rich rocks, and the rocks become progressively lighter in color, less rich in iron and magnesium and more soda and lime enriched towards the top.

     A large body of granite of Cretaceous age intersects portions of the complex, and geologic mapping evidence suggests that this intrusive may represent a possible border phase of the granite itself. Sulfides in the layered intrusive complex consist of pyrite and chalcopyrite, which were probably formed with the rocks. These sulfides are also concentrated in younger hydrothermal veins. A third type of sulfide occurrence is observed as a "reef" zone. The highest platinum group metals values are associated with the middle portion of the complex and the sulfide reef. The reef is poorly exposed, but where it crops out, the zone ranges in thickness from five to ten feet. Select samples collected from the sulfide reef showed encouraging platinum and gold mineralization.

MCCORMICK CREEK, MONTANA

     LOCATION AND ACCESS. The McCormick Creek platinum group metals property is located in northwest Missoula County, Montana, approximately 34 miles northwest of Missoula. McCormick Creek can be reached by public highways and access roads, and an unimproved dirt road.

     LAND STATUS. We located 46 unpatented mining claims in the McCormick Creek area in 2000 and own a 100% interest in the claim block.

     EXPLORATION HISTORY. The history of mineral exploration in the McCormick Creek area is currently unknown.

     GEOLOGY AND MINERALIZATION. The dark-colored dikes and/or sills that occur in the McCormick Creek region are located due south of the past producing Green Mountain copper-gold-platinum mine, which is situated on the Flathead Indian Reservation. The dark-colored dikes/sills in this region intrude Burke Formation sediments and may be similar to, or an extension of, the Green Mountain dike, which has a known strike length of more than five miles.

     Rocks in the prospect area are comprised of altered sediments of the Burke Formation, which is the lowermost of the Ravalli Group of the Belt Supergroup. A sub-parallel, repetitious series of dikes, which includes the Green Mountain dike, intruded the Ravalli quartzites throughout the district. The Green Mountain dike commonly contains visible disseminations of secondary copper minerals, which may be associated with platinum group and precious metals. The extension of this dike, and/or other parallel dikes or sills, may be geologically similar with respect to primary sulfide mineralogy and associated platinum group and precious metal mineralization.

REINDEER LAKE, SASKATCHEWAN, CANADA

     LOCATION AND ACCESS. The Reindeer Lake platinum group metals property is located near Peter Lake in northern Saskatchewan, Canada, approximately 190 air miles north/northeast from La Ronge, Saskatchewan. The property is accessible only by airplane or helicopter.

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     LAND STATUS. The Reindeer Lake property consists of 5 mining claim units covering approximately 27,000 hectares, or 66,000 acres, or about 100 square miles. We own 100% of the mining claim units.

     EXPLORATION HISTORY. The Reindeer Lake claims are a portion of the Peter Lake intrusive complex. In 1982, exploration geologists discovered platinum and palladium-bearing sulfides in this area. During the mid-1980's, additional exploration revealed that the lower gabbroic sequence contained platinum-palladium-copper-nickel occurrences spread over approximately 81 miles of strike. Additional exploration work was completed this year by another company.

     GEOLOGY AND MINERALIZATION. The Peter Lake complex, with a length of 180 kilometers (approximately 112 miles) and a width of 30 kilometers (approximately 19 miles) is one of the largest layered complexes in the world. The Peter Lake complex represents reef type platinum group metals mineralization that has undergone some metamorphism and hydrothermal remobilization. Two types of mineralization are present in the Archaean aged Peter Lake layered complex. The lowermost sequence of the complex consists of primarily cumulate layering of anorthosite and pyroxenite with sulfides concentrated at the lithological boundaries. Metamorphism has altered pyroxenes to amphiboles and obliterated much of the layering. The thickness of this zone is approximately 2 kilometers. An upper sequence separated by a gneissic and granitic zone shows, in its basal part, textures that include marginal mixed magma textures, inclusion breccia zones and plagioclase-hornblende veinlets, as well as hosting ultramafic and mafic dykes. The upper sequence has a width of over 1.5 kilometers.

HARD ROCK JOHNSON, NEVADA

     LOCATION AND ACCESS. The Hard Rock Johnson platinum group metals property is located on Bureau of Land Management land in Clark County, Nevada, approximately 25 miles southwest of the town of Mesquite. The property is accessible by a gravel road.

     LAND STATUS. We located 13 unpatented mining claims in this area in 1999 and early 2000 and own a 100% interest in the claim block.

     EXPLORATION HISTORY. The Hard Rock Johnson property is located along the northern flank of the Virgin Mountains within the Bunkerville (Copper King) Mining District. Two principal copper and precious metals mines, the Key West and Great Eastern, have been worked sporadically from the 1890s, when copper was discovered in the area. A third party currently controls the 140 acres of patented land and eight unpatented lode claims that encompass the Key West and Great Eastern mines, adjoining our mining claims. Our claims cover the on-strike extension of the mineralized zone to the northeast.

     GEOLOGY AND MINERALIZATION. The Hard Rock Johnson property is located within the historic Bunkerville Mining district, which produced platinum, palladium, gold, silver, copper, lead, nickel, tungsten and cobalt. The claims are situated within a northeast-trending belt of gneiss and schist that is crosscut by fault zone. Scattered throughout the gneiss are dikes and irregular coarse-grained bodies of rock, as well as layers of highly altered rock. Precious and base metal mineralization is hosted within dikes that occur throughout the project area.

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     The zone of mineralization is over 2,000 feet wide and extends at least two miles in strike length along a north 70 degrees east structural zone that is parallel to the regional metamorphic foliation. The primary sulfides associated with platinum group metals are chalcopyrite, pyrite, pyrrhotite, and magnetite, which occur as disseminated grains and pods throughout the dikes. Platinum and nickel are most likely associated with the magnetic pyrite.

POLE CORRAL, CALIFORNIA

     LOCATION AND ACCESS. The Pole Corral platinum group metals property is located on Bureau of Land Management land in Tehema County, California, approximately 18 miles southwest of Platina, California. The property is accessible by paved highways and unimproved dirt roads.

     LAND STATUS. We located 72 unpatented mining claims in this area in mid-2000 and own a 100% interest in the claim block.

     EXPLORATION HISTORY. Pole Corral is situated within the Rattlesnake Terrain of the Klamath Mountains geologic province. Within the Pole Corral project area, sporadic exploration and mining have occurred throughout the 1900's, as indicated by the prospect pits and small mines which we encountered. During our preliminary geochemical sampling program, we found encouraging platinum group metals mineralization, ranging from anomalies to ore-grade mineralization.

     GEOLOGY AND MINERALIZATION. The Pole Corral property is a platinum-rhodium-ruthenium-iridium occurrence hosted in mafic rocks of the Rattlesnake Terrain. In addition to podiform chromite, cumulate-textured disseminated chromite have been encountered. Zoned felsic intrusives comprise the margins of the mafic rocks and are also manifest as pegmatoids within the project area.

SHAMROCK, OREGON

     LOCATION AND ACCESS. The Shamrock platinum group metals property is located on Bureau of Land Management land in Jackson County, Oregon, approximately 21 miles northwest of the city of Medford. The property is accessible by unimproved dirt roads.

     LAND STATUS. We located five unpatented mining claims in this area in mid-1999 and own a 100% interest in the claim block.

     EXPLORATION HISTORY. During the first half of the 20th century, the Shamrock property area was explored for mercury and its copper and nickel potential.

     The U.S. Bureau of Mines conducted extensive exploration and development of the nickel-copper-cobalt mineralization in 1949 and 1950. This work included the construction of 4,000 feet of mine access roads, rehabilitating two adits, driving approximately an additional 400 feet of drifts and crosscuts, drilling eleven diamond core drill holes totaling approximately

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3,400 feet, excavating five exploration bulldozer trenches, and conducting extensive auger-hole sampling and metallurgical testing.

     The U.S. Bureau of Mines encountered anomalous platinum group metals mineralization in drill hole composite samples and delineated two small, near surface base metal ore deposits. The Bureau reported a bulk metallurgical sample containing 0.030 ounce per ton platinum, 1.3% nickel, 1.1% copper, and 0.07% cobalt.

     The U.S. Bureau of Mines mapped the surface exposure of sulfide mineralization, which extends for at least 200 feet long and 200 feet deep, and ranges from about five to 38 feet wide. The Bureau also discovered a four foot wide zone of nickel sulfide mineralization at the base of a road cut 500 feet southwest from the main norite dike. This sulfide zone may represent a parallel, mineralized mafic dike that has not yet been evaluated.

     During the mid 1980s, Freeport Exploration investigated the Shamrock property for its platinum group metals potential. Freeport staked approximately 40 lode claims, conducted geologic mapping, surface and underground sampling, and completed about nine miles of ground magnetic surveys. In June 1999, we staked our five lode claims on ground where Freeport had located its drill holes, and we conducted limited surface and underground geologic mapping and sampling. All of our underground samples returned anomalous to ore-grade precious and base metals.

     GEOLOGY AND MINERALIZATION. The Shamrock property is a platinum group metals, gold, copper, nickel, and cobalt occurrence associated with dikes that intrude rocks of the May Creek Formation. The May Creek Formation is composed of quartz-mica schist, iron-magnesium-rich schist/gneiss, and highly altered quartzite. Various intrusive rocks are also present on the property.

     Platinum group metals, gold, nickel, copper, and cobalt are probably hosted in magnetic pyrite and other sulfide minerals. These sulfides may comprise as much as 40% of the rock and occur as disseminations, blebs, and masses within the tabular, course-grained, highly altered dikes. Weak but pervasive sulfide mineralization is also disseminated throughout most of the adjacent May Creek Formation.

OTHER PROPERTIES

     We have recently sold, or are holding for sale the properties described below, which had been acquired for their potential for minerals other than platinum group minerals.

     - In July 2000, we sold 15 unpatented mining claims in Kootenai County, Idaho, comprising the Silver Strand property to another exploration company in exchange for the purchaser's commitment to spend a total of $200,000 on exploration of the property over the three year period ending in July 2003. We also retained a 1.5% net smelter return production royalty, decreasing to 0.5% once we have received payments totaling $50,000, on the production of minerals from the Silver Strand property. During the three year period, we may reacquire the property if the

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        purchaser does not complete the required expenditures or chooses to terminate the purchase agreement.

     - In May 1999, we sold the Rae-Wallace Company, which owned four patented mining claims in Alaska, to another exploration company in exchange for a 2.5% net smelter return production royalty on the production of minerals from the property.

     - We are holding the Pyramid property, consisting of five unpatented mining claims in Churchill County, Nevada, for sale. From time to time, we conduct discussions regarding the sale of the property with parties who have expressed an interest or whom we believe may have an interest in the property.

OUR EXPLORATION PROCESS

     Our exploration program is designed to acquire, explore and evaluate exploration properties in an economically efficient manner. We have not at this time identified or delineated any platinum group metals reserves on any of our properties.

     Our current focus is primarily on the acquisition of additional exploration properties. As indicated above, we have formulated specific exploration plans for our Lake Owen property. Subject to our ability to raise the necessary funds, we intend to implement an exploration program that may cover some or all of our other properties at various times as we deem prudent.

     We expect our exploration work on a given property to proceed generally in three phases. Our first phase typically begins with research of the available geologic literature, as well as personal interviews with geologists, mining engineers and others familiar with the prospect sites. When the research is completed, we augment this initial work with geologic mapping, geophysical testing and geochemical testing of our claims. We examine any existing workings, such as trenches, prospect pits, shafts or tunnels. If we identify an apparent mineralized zone and are able to narrow it down to a specific area, we begin trenching the area. Trenches are generally approximately 150 feet in length and 10 to 20 feet wide. These dimensions allow for a thorough examination of the surface of the vein structure types that we would expect to encounter at our properties. They also allow for efficient reclamation, re-contouring and re-seeding of disturbed areas. Once excavation of a trench is completed, samples are taken and analyzed for economically potential minerals that are known to have occurred in the area in question. Careful interpretation of the data collected from the various tests assists us in determining whether a prospect has current economic potential and whether further exploration is warranted.

     Subject to obtaining the necessary permits in a timely manner, the first phase can typically be completed on an individual property in several months at a cost of less than $300,000. We have completed research on and examination of each of our properties, and have commenced geophysical work and sampling on our Lake Owen property.

     Our second phase would involve an initial examination of the underground characteristics of mineralization that has been identified at any particular property during the first phase of the exploration program. This phase is intended to identify any mineral deposits of potential economic importance. The methods employed would include:

     -  more detailed geologic mapping;
     -  more advanced geochemical and geophysical surveys;
     -  more extensive trenching; and
     -  exploration drilling.

     Subject to obtaining the necessary permits in a timely manner, the second phase can typically be completed on an individual property in six to nine months at a cost of less than $1 million. None of our properties has reached the second phase.


     Our third phase would be aimed at precisely defining depth, width, length, tonnage and value per ton of any deposit that has been identified. We would accomplish this through development drilling, metallurgical testing, and obtaining other pertinent technical information required to define an ore reserve and complete a feasibility study. Depending upon the nature of the particular deposit, the third phase on any one property could take 1 to 5 years or more and cost up to $20,000,000 or more.

     We intend to explore and develop our properties ourselves, although our plans could change depending on the terms and availability of financing and the terms or merits of any joint venture proposals.

                            ENVIRONMENTAL COMPLIANCE

     Our primary cost of complying with applicable environmental laws during exploration is likely to arise in connection with the reclamation of drill holes and access roads. Drill holes typically can be reclaimed for nominal costs, although the Bureau of Land Management recently promulgated new surface management regulations which may significantly increase those costs on Bureau of Land Management lands. Access road reclamation may cost up to $50,000 to $100,000 if roadbuilding has been done, and those costs too are likely to increase as the result of the new Bureau of Land Management regulations. As we are currently in the exploration stage on all of our properties, reclamation costs have not yet been incurred.

                                    EMPLOYEES

     Currently, we have five employees, all of whom are full time.

                                  RISK FACTORS

     An investment in Trend Mining involves a high degree of risk. Investors and prospective investors should consider carefully the following risk factors, in addition to all of the other information in this registration statement.

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NO PRODUCTION HISTORY SINCE THE 1980'S - WE HAVE NOT MINED ANY PLATINUM GROUP
METALS.


     While we were incorporated in 1968, our company has no history of producing platinum group metals. We have not developed or operated a mine since the 1980s, and we have no operating history upon which an evaluation of our future success or failure can be made. Our ability to achieve and maintain profitable mining operations is dependent upon a number of factors, including:

     -  our ability to locate an economically feasible mineral property; and
     - our ability to successfully build and operate mines, processing plants and related infrastructure.

     We are subject to all the risks associated with establishing new mining operations and business enterprises. There can be no assurance that we will successfully establish mining operations or profitably produce platinum group or other metals at any of our properties.

HISTORY OF LOSSES - WE EXPECT LOSSES TO CONTINUE FOR AT LEAST THE NEXT THREE YEARS.

     As an exploration company that has no recent production history, we have incurred losses since the inception of our current exploration activities in 1998. We expect to continue to incur additional losses for at least the next three years due to expenses associated with the research, exploration and development of our mineral properties. As of June 30, 2000, we had an accumulated deficit of approximately $2.0 million. There can be no assurance that we will achieve or sustain profitability in the future.

WE ARE SUBJECT TO ALL OF THE RISKS INHERENT IN THE MINING INDUSTRY.

     As an exploration stage company, our work is highly speculative and involves unique and greater risks than are generally associated with other businesses. There can be no assurance that any of our properties contain a commercially viable ore body or reserves until additional exploration work is done and an evaluation based on such work concludes that development of and production from the ore body is technically, economically and legally feasible. We are subject to all of the risks inherent in the mining industry, including, without limitation, the following (some of which we discuss in more detail below):

     - Success in discovering and developing commercially viable quantities of minerals is the result of a number of factors, including the quality of management, the interpretation of geological data, the level of geological and technical expertise and the quality of land available for exploration;

     - Exploration for minerals is highly speculative and involves substantial risks, even when conducted on properties known to contain significant quantities of mineralization, and most exploration projects do not result in the discovery of commercially mineable deposits of ore;

     - Operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air and water quality standards, pollution and other environmental protection controls, all of which are subject to change and are becoming more stringent and costly to comply with;


     - A large number of factors beyond our control, including fluctuations in metal prices and production costs, inflation, the proximity and liquidity of precious metals markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection, and other economic conditions, will affect the economic feasibility of mining;

     - Once mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change;

     - Substantial expenditures are required to establish proven and probable ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities; and

     - If we proceed to development of a mining operation, our mining activities would be subject to substantial operating risks and hazards, including metal bullion losses, environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, encountering unanticipated ground or water conditions, cave-ins, pit-wall failures, flooding, rock falls, periodic interruptions due to inclement weather conditions or other unfavorable operating conditions and other acts of God. Some of these risks and hazards are not insurable or may be subject to exclusion or limitation in any coverage which we obtain or may not be insured due to economic considerations.


OUR ACTIVITIES ARE SUBJECT TO ENVIRONMENTAL LAWS AND REGULATIONS WHICH MAY MATERIALLY AFFECT OUR FUTURE Operations.

     We, like other exploration companies doing business in the United States and Canada, are subject to a variety of federal, provincial, state and local statutes, rules and regulations designed:

     - to protect the environment, including the quality of the air and water in the vicinity of exploration, development and mining operations;

     - to remediate the environmental impacts of those exploration, development and mining operations;

     -  to protect and preserve wetlands and endangered species; and

     - to mitigate negative impacts on certain archeological and cultural sites.

     We are required to obtain various governmental permits to conduct exploration at our properties. Obtaining the necessary governmental permits is often a complex and time-consuming process involving numerous U.S. or Canadian federal, provincial, state and local agencies. The duration and success of each permitting effort are contingent upon many variables not within our control. In the context of permitting, including the approval of reclamation plans, we must comply with known standards, existing laws and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. Currently, three or four months are generally required to obtain the necessary permits required to conduct small-scale drilling operations. New surface management regulations recently finalized by the Bureau of Land Management will increase this period on Bureau of Land Management lands. The failure to obtain certain permits, the adoption of more stringent permitting requirements or the imposition of extensive conditions upon the implementation of certain permits could have a material adverse effect on our business, operations and prospects.


     Federal legislation and implementing regulations adopted and administered by the U.S. Environmental Protection Agency, Forest Service, Bureau of Land Management, Fish and Wildlife Service, Army Corps of Engineers, Mine Safety and Health Administration, and other federal agencies, and legislation such as the federal Clean Water Act, Clean Air Act, National Environmental Policy Act, Endangered Species Act and Comprehensive Environmental Response, Compensation and Liability Act, have a direct bearing on U.S. exploration, development and mining operations. For example, on November 20, 2000 the Bureau of Land Management finalized new surface management regulations applicable to activities and operations on unpatented mining claims. Those new regulations make small-scale (disturbing less than 5 acres of surface) exploration activities more expensive, by requiring bonding in the amount of 100% of the anticipated reclamation costs. Larger-scale exploration activities (disturbing 5 acres of surface or more) would require the preparation and approval of a formal plan of operations. The enactment of these new regulations will make the process for preparing and obtaining approval of a plan of operations much more time consuming, expensive, and uncertain. New plans of operation will be required to
(i) include detailed baseline environmental information, (ii) address how detailed reclamation performance standards will be met, (iii) go through the environmental assessment or impact process required under the National Environmental Policy Act (which could cost $80,000 or more per large-scale exploration program), and (iv) go through a 30-day public comment period prior to approval. In addition, all activities for which plans of operation are required will be subject to a new standard of review by the Bureau of Land Management, which must make a finding that the conditions, practices or activities do not cause substantial irreparable harm to significant scientific, cultural, or environmental resource values that cannot be effectively mitigated. This standard has never before been applied to activities involving unpatented mining claims on public lands. Due to the uncertainties inherent in the permitting process, and particularly as a result of the enactment of the new regulations, we cannot be certain that we will be able to timely obtain required approvals for proposed activities at any of our properties in a timely manner, or that our proposed activities will be allowed at all.

     These federal initiatives are often administered and enforced through state agencies operating under parallel state statutes and regulations. Although some mines continue to be approved for development in the United States, the process is increasingly cumbersome, time-consuming, and expensive, and the cost and uncertainty associated with the permitting process could have a material effect on exploring, developing or mining our properties. We expect that laws and regulations designed to minimize the impact of exploration, development and mining activities on the environment and human health and safety will likely have a similar effect on any activities we undertake in Canada.

     Compliance with statutory environmental quality requirements described above may require significant capital outlays, significantly affect our earning power, or cause material changes in our intended activities. No assurance can be given that environmental standards imposed by either federal, state or local governments will not be changed or become more stringent, which could materially and adversely affect our proposed activities.

TITLE TO OUR MINERAL PROPERTIES MAY BE DEFECTIVE AND MAY BE CHALLENGED.

     Our interests in our properties located in the United States are in the form of unpatented mining claims. Unpatented mining claims are unique property interests, in that they are subject to the paramount title of the United States of America and rights of third parties to certain uses of the surface and to non-locatable minerals within their boundaries, and are generally considered to be subject to greater title risk than other real property interests. The validity of all unpatented mining claims is dependent upon inherent uncertainties and conditions. These uncertainties relate to matters such as:

     - The existence and sufficiency of a discovery of valuable minerals, required under the U.S. 1872 Mining Law to establish and maintain a valid unpatented mining claim;

     - Proper posting and marking of boundaries in accordance with the 1872 Mining Law and applicable state statutes;

     - Whether the minerals discovered were properly locatable as a lode claim or a placer claim;

     - Whether sufficient annual assessment work has been timely and properly performed; and

     - Possible conflicts with other claims not determinable from descriptions of record.

     The validity of an unpatented mining claim also depends on the claim having been located on unappropriated federal land open to appropriation by mineral location, compliance with the 1872 Mining Law and applicable state statutes in terms of the contents of claim location notices or certificates and the timely filing and recording of the same, and timely payment of annual claim maintenance fees (and the timely filing and recording of proof of such payment).

In the absence of a discovery of valuable minerals, the ground covered by an unpatented mining claim is open to location by others unless the owner is in actual possession of and diligently working the claim. There can be no assurance that the unpatented mining claims we own or control are valid or that the title to those claims is free from defects. There also can be no assurance that the validity of our claims will not be contested by the federal government or challenged by third parties.

LEGISLATIVE AND ADMINISTRATIVE CHANGES TO THE MINING LAWS COULD MATERIALLY ADVERSELY AFFECT OUR FUTURE EXPLORATION, DEVELOPMENT OR MINING ACTIVITIES.

     New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on our ability to conduct exploration, development and mining activities. For example, during the 1999 legislative session, legislation was considered in the U. S. Congress which proposed a number of modifications to the Mining Law of 1872, which governs the location and maintenance of unpatented mining claims and related activities on federal land. Among these modifications were proposals which would have imposed a royalty on production from unpatented mining claims, increased the cost of holding and maintaining such claims, and imposed more specific reclamation requirements and standards for operations on such claims. None of these proposed modifications was enacted into law. The same or similar proposals may be considered by Congress this year or in the future. In addition, as discussed above, on November 20, 2000 the Bureau of Land Management finalized revised federal regulations which govern surface activities (including reclamation and financial assurance requirements) on unpatented mining claims (other than those located in a National Forest, which are governed by separate, but similarly stringent, Forest Service regulations). Those regulations are more stringent than current regulations, and may result in a more detailed analysis of and more challenges to the validity of existing mining claims, will impose more complex permitting requirements earlier in the exploration process, and will be more costly and time-consuming to comply with than existing regulations.

USE OF THE SURFACE OF OUR UNPATENTED MINING CLAIMS IS SUBJECT TO REGULATION WHICH COULD MATERIALLY ADVERSELY AFFECT OUR ACTIVITIES.

     Any activities we conduct on the surface of our unpatented mining claims are subject to compliance with and may be constrained or limited by Bureau of Land Management or Forest Service surface management regulations (in addition to the environmental and other statutes and regulations discussed above). In addition, there are limits to the uses of the surface of unpatented mining claims, particularly for the types of facilities which would be ancillary to our mining operations, and both the Bureau of Land Management and the Forest Service have some degree of discretion in allowing the use of federal lands that might adjoin any of our unpatented mining claims for surface activities which we would need for exploration, development and mining operations. Recently, for example, the Forest Service adopted a "Roadless Initiative" which prohibits the construction of new roads or the re-construction of existing roads in 43 million acres of inventoried roadless areas within the National Forest System. All of our Wyoming properties (Lake Owen, Spruce Mountain, Albany and Centennial West) are located in the National Forest and may be impacted by this new policy. As a result, there can be no guarantee that we will be able to obtain the access necessary to conduct required exploration, development or ultimately mining activities on those properties. In addition, to the extent we progress towards the development of a mine at any of our properties, there can be no assurance that sufficient surface land will be available for the ancillary facilities necessary to develop the mine.


WE CANNOT INSURE AGAINST ALL OF THE RISKS ASSOCIATED WITH MINING.

     We currently are not insured against most commercial losses or liabilities which may arise from our exploration and other activities. Even if we obtain additional insurance in the future, we may not be insured against all losses and liabilities which may arise from our activities, either because such insurance is unavailable or because we have elected not to purchase such insurance due to high premium costs or for other reasons.


WE MAY NOT BE ABLE TO RAISE THE FUNDS NECESSARY TO EXPLORE AND DEVELOP OUR MINERAL PROPERTIES.

     We need to seek additional financing from the public or private debt or equity markets to continue our business activities. We have borrowed from our principal shareholder to fund certain of our activities. There can be no assurance that our principal shareholder will continue to advance funds to us or that our efforts to obtain financing will be successful. We will need to seek additional financing to complete our exploration and development of any target properties, should the exploration program prove a property to be worth developing. Sources of such external financing include future debt and equity offerings, and possible joint ventures with another exploration or mining company. There can be no assurance that additional financing will be available on terms acceptable to us. The failure to obtain such additional financing could have a material adverse effect on our results of operations and financial condition. There can be no assurance that we will be able to secure the financing necessary to retain our properties or to sustain exploration activities in the future.

COMPETITION - WE COMPETE AGAINST LARGER, BETTER FINANCED AND MORE EXPERIENCED COMPANIES.

     The exploration industry is very competitive. Exploration companies compete to obtain and to evaluate exploration prospects for their drilling, exploration, development, and, ultimately, mining potential. We encounter competition from both larger, better financed companies, such as Stillwater Mining Company, and similarly-situated junior mining companies in connection with the acquisition of properties with the potential of profitably producing platinum group metals. There can be no assurance that such competition, although customary in the industry, will not result in delays, increased costs, or other types of negative consequences affecting us, or that our planned exploration program will yield commercially mineable ore reserves.

WE DEPEND ON THE SERVICES OF KEY PERSONNEL.

     The success of our exploration program will depend, in part, on our ability to retain our existing employees, and on our ability to hire such additional employees, temporary employees and consultants as are necessary to complete each phase of our planned exploration program. No assurance can be given that we will be successful in our efforts in either of these areas.

VOLATILITY OF METALS PRICES - OUR PROFITABILITY AND VIABILITY WILL BE AFFECTED BY CHANGES IN THE PRICES OF METALS.

     To the extent we are able to identify ore reserves, our ability to develop those reserves and conduct profitable mining operations will be greatly influenced by the prices of the platinum group metals. These prices fluctuate widely and are affected by numerous factors beyond our control, including:

     -  expectations for inflation;

     -  the strength of the United States dollar;

     -  global and regional supply and demand; and

     - political and economic conditions and production costs in major platinum group metals producing regions of the world, particularly Russia and South Africa.

     The aggregate effect of these factors on metals prices is impossible for us to predict. In addition, the prices of platinum group metals sometimes are subject to rapid short-term and/or prolonged changes because of speculative activities. The current demand for and supply of platinum group metals affect platinum group metal prices, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of platinum group metals primarily consists of new production from mining. If the prices of platinum group metals are, for a substantial period, below our foreseeable cost of production, we could determine that it is not economically feasible to continue the development of our projects.


WE HAVE NEVER PAID DIVIDENDS ON OUR COMMON STOCK.


     We have never paid any dividends on our Common Stock, and it is not anticipated that dividends will be declared in the foreseeable future.

POTENTIAL FUTURE SALES PURSUANT TO RULE 144 COULD DEPRESS OUR STOCK PRICE AND ADVERSELY AFFECT OUR ABILITY TO RAISE ADDITIONAL EQUITY FINANCING.

     Of our outstanding shares of common stock as of October 31, 2000, substantially all are currently "restricted securities," as that term is defined in Rule 144 under the Securities Act. In general, under Rule 144 a person who has satisfied a one-year holding period may sell limited numbers of shares. Rule 144 also permits the sale of shares without any quantity limitation, by persons who are not our affiliates and who have beneficially owned the shares for a minimum period of two years. As of October 31, approximately 2.8 million shares, or 16%, of our outstanding common stock, has been held for one year and may be sold in limited quantities, and approximately 2.8 million shares, or 16%, of our outstanding common stock has been held for two years or more by persons who are not our affiliates and thus may be sold without quantity limitations. The possible sale of these restricted shares may have a depressive effect on the price of our securities and such sales, if substantial, might also adversely affect our ability to raise additional equity capital.


     Over the next twelve months, approximately 13.4 million shares may be sold in limited quantities, and approximately 4.8 million shares may be sold without quantity limitations.

FUTURE ISSUANCES OF ADDITIONAL COMMON STOCK COULD DILUTE THE OWNERSHIP INTERESTS OF INVESTORS.

     We intend to reincorporate in Delaware in the near future, subject to the approval of our Board of Directors and our stockholders. In connection with the reincorporation, we would amend our charter to increase substantially the number of authorized shares of common stock and to authorize the issuance of preferred stock by action of the Board of Directors without stockholder approval. Our Board of Directors would have the power to issue such shares, subject, in some instances, to shareholder approval. Any additional issuance by us from our authorized but unissued shares would have the effect of diluting the interest of investors.

THE PUBLIC MARKET FOR OUR COMMON STOCK IS THINLY TRADED AND LACKS LIQUIDITY, WHICH MAY MAKE IT MORE DIFFICULT FOR INVESTORS TO SELL THEIR SHARES.

     At present, our common stock is traded under the symbol "TRDM" on the "pink sheets" maintained by Pink Sheets LLC. This market is thinly traded and lacks the liquidity of other public markets with which some investors may have more experience. There is no assurance that a more liquid trading market will develop or, if developed, would be sustained. A purchaser of shares may, therefore, be unable to resell any securities should he or she desire to do so. Furthermore, it is unlikely that a lending institution would accept our securities as pledged collateral for loans unless a regular trading market develops.

THE UNITED STATES PENNY STOCK RULES MAY MAKE IT MORE DIFFICULT FOR INVESTORS TO SELL THEIR SHARES.

     Because shares of our common stock will not be quoted on a national securities exchange in the United States, the shares will be subject to rules adopted by the U.S. Securities and Exchange Commission regulating broker-dealer practices in connection with transactions in "penny stocks." These rules require that prior to effecting any transaction in a penny stock, a broker or dealer must give the customer a risk disclosure document that describes various risks associated with an investment in penny stocks, as well as various costs and fees associated with such an investment. It is possible that some brokers may be unwilling to engage in transactions of shares of our common stock because of these added disclosure requirements, which would make it more difficult for a stockholder to sell his shares.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This registration statement contains forward-looking statements that involve substantial risks and uncertainties. Investors and prospective investors in our common stock can identify these statements by forward-looking words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "continue" and other similar words. Statements that contain these words should be read carefully because they discuss our future expectations, make projections of our future results of operations or of our financial condition or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the sections captioned "Risk Factors" and "Management's Discussion and Analysis or Plan of Operation," as well as any cautionary language in this registration statement, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Investors and prospective investors in our common stock should be aware that the occurrence of the events described in the "Risk Factors" and "Management's Discussion and Analysis or Plan of Operation" sections and elsewhere in this registration statement could have a material adverse effect on our business, operating results and financial condition.

                                GLOSSARY OF TERMS

AMPHIBOLITE: granular metamorphic rocks.

ANOMALY: a deviation from uniformity or regularity in geophysical or geochemical quantities.

ARCHEAN: geologic age older than 2,500,000 years.

BLEBS: a vesicle, blister or bubble.

BRECCIA: rock in which angular fragments are surrounded by a mass of fine-grained minerals.

CHALCOPYRITE: the main copper ore, which is widely occurring and found mainly in veins.

CIRCULATION DRILL: a rotary drill or rotary percussion drill in which the drilling fluid and cuttings return to the surface through the drill pipe, minimizing contamination.

CRETACEOUS AGE: the geologic age period dating from approximately 68 million years to 142 million years.

CROSS CUTS: a horizontal opening driven from a shaft and (or near) right angles to the strike of a vein or other ore body.

DIAMOND DRILL: a type of rotary drill in which the cutting is done by abrasion rather than by percussion. The hollow bit of the drill cuts a core of rock which is recovered in long cylindrical sections.

DISSEMINATED: fine particles of mineral dispensed through the enclosing rock.

DEVELOPMENT: work carried out for the purpose of opening up a mineral deposit and making the actual extraction possible.

DIKES: a tabular igneous intrusion that cuts across the structures of surrounding rock.

DIP: the angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

DRIFTS: a horizontal passage underground that follows along the length of a vein or mineralized rock formation.

EXPLORATION: work involved in searching for ore by geological mapping, geochemistry, geophysics, drilling and other methods.

GABBRO: Dark colored basic intrusive rocks. Intrusive equivalent of volcanic basalt.

GEOCHEMISTRY: study of variation of chemical elements in rocks or soils.

GEOPHYSICS: study of the earth by quantitative physical methods.

GNEISS: a layered or banded crystalline metamorphic rock the grains of which are aligned or elongated into a roughly parallel arrangement.

HYDROTHERMAL: pertaining to hot water, especially with respect to its action in dissolving, re-depositing, and otherwise producing mineral changes within the earth's crust.

INTRUSION/INTRUSIVE: a volume of igneous rock that was injected, while still molten, into the earth's crust or other rocks.

LITHOLOGY: The character of a rock described in terms of its structure, color, mineral composition, grain size and arrangement of its component parts.

MAFIC: Pertaining to or composed dominantly of the ferromagnesian rock-forming silicates; used to describe some igneous rocks and their constituent minerals.

METAMORPHISM: The mineralogical and structural changes in solid rock that have been caused by heat and pressure at depth over time.

MINERALIZATION: the concentration of metals and their compounds in rocks, and the processes involved therein.

NORITE: a course grained igneous rock formed at great depth.

ORE: material that can be economically mined and processed.

ORE BODY: a continuous, well-defined mass of material of sufficient ore content to make extraction economically feasible.

OUTCROP: the part of a rock formation that appears at the earth's surface, often protruding above the surrounding ground.

PYRITE: the most widespread sulfide mineral.

PYROXENITE: any group of minerals.

QUARTZITE: a sedimentary rock consisting mostly of silica sand grains that have been welded together by heat and compaction.

RECLAMATION: the restoration of a site after exploration activity or mining is completed.

SCHIST: a foliated metamorphic rock the grains of which have a roughly parallel arrangement.

SEDIMENTARY ROCKS/SEDIMENTS: rocks resulting from the consolidation of loose sediments of older rock transported from its source and deposited.

SHEAR OR SHEARING: The deformation of rocks by lateral movement along numerous parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.

SILLS: a near horizontal flat-bedded strata of intrusive rock.

SULFIDE: a metallic mineral containing unoxidized sulphur.

STRIKE: the course or bearing of a vein or a layer of rock.

ULTRAMAFIC: said of an igneous rock composed chiefly of mafic materials.

UNPATENTED MINING CLAIM: a parcel of property located on federal lands pursuant to the U.S. General Mining Law of 1872 and the requirements of the state in which the unpatented claim is located, the paramount title of which remains with the federal government. The holder of a valid, unpatented lode mining claim is granted certain rights including the right to explore and mine such claim.

VEIN: an epigenetic mineral filling the fault or other fracture, in tabular or sheetlike form, often with associated replacement of the host rock, or a mineral deposit of this form or origin.

                  ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS
                              OR PLAN OF OPERATION

     We have incurred losses in the first nine months of fiscal year 2000 and in the year ended September 30, 1999 of $954,183 and $434,199, respectively, and had accumulated deficits as of June 30, 2000 and September 30, 1999 of $1,997,918 and $1,043,735, respectively. We have inadequate cash to fund our planned acquisition and exploration activities and other operations during the next 12 months. These factors raise substantial doubts about our ability to continue as a going concern without raising significant additional capital.


     Since February 2000, the exercise by Electrum LLC of its options to acquire our common stock has generated approximately $1,097,000 in funds to finance our planned activities. As of December 1, we have borrowed approximately $135,000 from Electrum LLC, our largest stockholder, to fund certain activities. We expect to borrow additional funds from Electrum in the future. We also need to seek additional financing from the public or private debt or equity markets to continue our business activities. For a discussion of our agreements with Electrum LLC, see "Certain Relationships and Related Transactions - Tigris Financial Group, Ltd." There can be no assurance that Electrum will continue to advance funds to us or that our efforts to obtain additional financing will be successful. If we are unable to raise additional capital, we may have to suspend or cease operations.

     Our primary business objective over the next twelve months will be to focus on the evaluation and possible acquisition of additional properties which have platinum group minerals potential. We may acquire properties by locating unpatented mining claims on federal lands that are open for mining claim location, by leasing state lands, or through leases, joint ventures or purchases of lands that are controlled by other companies or individuals. We expect to spend from $300,000 to $500,000 on acquisitions during this period, if funds are available on acceptable terms for these activities.

     We will also focus on satisfying the work commitments that are required on the Lake Owen property under the Lake Owen option agreement. We plan to spend from $50,000 to $100,000 during the next twelve months on claim-staking activities, scientific analyses of existing geologic data, and general exploration activities on the Lake Owen property.

     In regard to our other properties, during the next twelve months we plan to continue, on a selected basis, both reconnaissance and detailed exploration work, which will include geological mapping, geochemical sampling, and/or geophysical surveys, if funds are available on acceptable terms for these activities.

     As of September 30, 1999, we had a net operating loss for federal income tax purposes of approximately $425,000. A significant portion of this net operating loss may expire without it being utilized, as we may be unable to begin profitable operations, which would involve moving from being a new exploration stage company to a development stage and finally an operating entity, before its expiration. The net operating loss may be further limited under Internal Revenue Service rules concerning limitations from ownership changes. Our management believes there is no current basis for the recognition of the value of the deferred tax assets derived from the net operating loss. At such time that our management believes that profitable operations are imminent, the value of any net operating loss then available will be used to determine the net deferred tax asset, if any, to be recognized.

                        ITEM 3. DESCRIPTION OF PROPERTIES

     Our interests in our exploration properties are described in Item 1.

     Our executive offices are located at 401 Front Avenue, Suite 1, Second Floor, Coeur d'Alene, Idaho 83814, and our telephone number is (208) 664-8095. We lease our office space under a three- year lease for monthly rent payments of $2,656.


     We also maintain office facilities in Reno, Nevada. We lease this office space under a two-year lease that requires monthly payments of $1,725 until July 2001 and $1,775 until July 2002.

                ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

     The following table sets forth as of November 30, 2000 the common stock ownership of the directors, executives officers and each person known by us to be the beneficial owner of five percent or more of our common stock. The percentage of ownership is based on 18,449,109 shares of our common stock outstanding as of November 30, 2000.

                                                               NUMBER OF SHARES OF
                                                                   COMMON STOCK         PERCENT OF
NAME OF BENEFICIAL OWNER                                        BENEFICIALLY OWNED        SHARES
------------------------                                       --------------------     ----------
DIRECTORS AND EXECUTIVE OFFICERS:
J. Michael Sharratt                                                     2,500                    *
Fred Brackebusch                                                      104,500                    *
Jeffrey M. Christian(1)                                               180,000                    *
Kurt J. Hoffman                                                       303,996              1.65%
Arthur E. Johnson                                                     141,767                    *
Blaze Julum                                                           302,102              1.64%
Ishiung J. Wu                                                               -                    -
John Ryan                                                             335,000              1.82%
All officers and directors as a group                               1,369,865              7.43%
 (8 persons)

5 PERCENT STOCKHOLDERS:
Thomas S. Kaplan(2)                                                13,537,349             52.72%
C/o William Natbony, Esq.
Rosenman & Colin LLP
575 Madison Avenue
New York, NY 10022-2585

Asher B. Edelman(3)                                                 3,425,000             17.86%
C/o Edelman Companies
717 Fifth Avenue
New York, NY  10022

General Minerals Corporation(4)                                     1,662,895              8.92%
789 Sherman Street, Suite 600A
Denver, Colorado 80203

----------------------
*  Amounts shown as less than 1 percent.

(1) Mr. Christian has voting and dispositive control with respect to 180,000 shares owned by CPM Group of which he is the sole stockholder.

(2) Mr. Kaplan has voting and dispositive control with respect to 1,000,000 shares owned by Tigris Financial Group Ltd. of which he is the sole stockholder. He also, pursuant to voting trust agreements expiring March 31, 2001, has voting and dispositive control with respect to 5,307,588 shares and warrants exercisable within 60 days to acquire 7,229,761 shares, all owned by Electrum LLC.


(3) Mr. Edelman directly owns 900,000 shares and has voting and dispositive control with respect to an additional 1,800,000 shares and warrants exercisable within 60 days to acquire 725,000 shares.

(4) These shares include 200,000 shares issuable pursuant to a warrant exercisable within 60 days.

                ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                               AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information concerning our directors and executive officers.


       NAME                                           AGE                     POSITION
----------------------                                ---       --------------------------------------
J. Michael Sharratt                                    71       Chairman and Director

Fred W. Brackebusch                                    55       Director

Jeffrey M. Christian                                   45       Director

Kurt J. Hoffman                                        33       Chief Executive Officer, President and
                                                                Director

Arthur E. Johnson                                      53       Director

Blaze Julum                                            38       Vice President and Director

Ishiung Wu                                             55       Director

John Ryan                                              38       Chief Financial Officer, Secretary and
                                                                Treasurer

     Our Board of Directors has established a Compensation Committee consisting of Fred W. Brackebusch, Kurt J. Hoffman, and John Ryan.

     Set forth below is certain additional information with respect to the directors and executive officers.

     J. MICHAEL SHARRATT became a member of the Board and began serving as the Company's Chairman in August 2000. Prior to joining the Company, Mr. Sharratt served as Vice Chairman, from 1994 to 1997, and President, from 1992 to 1994, of Stillwater Mining Company. Mr. Sharratt previously served as Vice President and Senior Director of Mining and Minerals for Manville Corp and as a Director of the International Precious Metals Institute, the Canadian Institute of Mining and Metallurgy and the Society of Mining Engineers. Mr. Sharratt earned a B.A. in geology at McGill University.

     FRED W. BRACKEBUSCH has served as a Director since September 1991. Since May 1995, Mr. Brackebusch has been the owner and President of Mine Systems Design, Inc. a consulting company which specializes in mine backfill, the new technology paste backfill, and tailings disposal. Mr. Brackebusch earned a B.S. and M.S. in geological engineering from the University of Idaho.

     JEFFREY M. CHRISTIAN was elected to the Board of Directors in August 2000. Since 1986, Mr. Christian has owned and has been Managing Director of CPM Group, an independent precious metals research and consulting firm which he founded in 1986. From 1980 until 1986, he was the head of the precious metals and commodities market statistics research groups of

Goldman, Sachs & Co. and J. Aron & Company. Mr. Christian is President and a Director of the International Precious Metals Institute. Mr. Christian received a B.A. in journalism at the University of Missouri and completed post-graduate work in economics at the University of Missouri, New York University and the University of Iowa.

     KURT HOFFMAN has served as our Chief Executive Officer, President and a Director since June 1998. From March 1995 to June 1998, Mr. Hoffman was the owner and President of Kurt J. Hoffman Mining & Land Services, a private mining consulting firm that provided property sales, acquisitions and land management services for a number of U.S. based mining and timber companies. Mr. Hoffman has been a director of New Jersey Mining Company since 1996 and Atlas Mining Company since 1998. Mr. Hoffman received a B.A. in economics and political science from the College of Idaho in Caldwell, Idaho.

     ARTHUR E. JOHNSON has served as a Director since June 1998. Since May 1995, Mr. Johnson has been engaged in family-owned timber and ranching businesses.

     BLAZE JULUM has served as a Director since June 1998 and as our Vice President since July 1999. He served as our Director of Corporate Development from November 1998 to June 1999. Since 1995, Mr. Julum has owned and been President of Cascade Equipment, an international mining equipment brokerage which has from time to time been involved in equipment procurement and sales for mining companies in North America, South America, and Australia. Prior to his involvement in mining, Mr. Julum held various positions in the management of the Heath Tecna Aerospace Company, British Petroleum - Advanced Composite Division, and as an industrial engineer for the Boeing Airplane Company. Mr. Julum earned a B.A. in industrial organization from Western Washington University in Bellingham, Washington.

     ISHIUNG WU became a Director in August 2000. He is the co-founder and since 1994 has been a Director and the Vice President of Acquisitions of General Minerals Corporation. Dr. Wu has over 30 years experience in mineral exploration management. Previously, he was manager of exploration for Chevron Resources Company in North and South America. Prior to his service at Chevron, Dr. Wu gained extensive field experience and made several mineral discoveries, through various positions with Exxon Minerals, Kennecott Exploration, Cerro de Pasco and Compania de Minas Buenaventura. Dr. Wu holds an M.A. and Ph.D. in economic geology from Harvard University and is a fellow of the Society of Economic Geologists.

     JOHN RYAN has served since March 2000 as our Chief Financial Officer, Treasurer and Secretary. Since November 1999, Mr. Ryan has served as Secretary of Elite Logistics, Inc., a company in the telematics (wireless tracking) business. Since May 1998, Mr. Ryan has been the Secretary and a Director of Bitterroot Mining Company, which is engaged in the business of mineral exploration. Mr. Ryan expects to devote approximately 10% of his time to the business of Trend Mining. From April 1999 to November 1999, Mr. Ryan was the President and Chief Executive Officer of Elite Logistics, Inc. From May 1996 to November 1999, Mr. Ryan was Secretary and a Director of Metalline Mining Company, a Nevada corporation engaged in the mining business. From January 1998 to February 1999, Mr. Ryan was President and a Director of Grand Central Silver Mines, Inc., a Utah mining corporation. Mr. Ryan has been Vice President of Corporate Development for Royal Silver Mines, Inc., a Utah corporation engaged in the business of mining, since October 1996, and a Director since April 1997. From May 1995 to May 1996, Mr. Ryan was a financial consultant for Pennaluna & Company, a registered broker/dealer located in Coeur d'Alene, Idaho. Mr. Ryan received a B.S. in mining engineering from the University of Idaho, and earned a J.D. from the Boston College Law School.

KEY EMPLOYEES

     THOMAS E. CALLICRATE has served as Vice President of Exploration since August 1999. Mr. Callicrate is a professional geologist who is a certified, licensed, registered geologist with the American Institute of Professional Geologist (AIPG) in the states of Wyoming and Wisconsin. Since January 1999, Mr. Callicrate has been the President and a Director of Nevada Natural Stone Supply, Inc., an industrial rock company. Since September 1998, he has been the Vice President and a Director of Terradyne Resources, Inc., an inactive minerals exploration company. Since 1988, Mr. Callicrate has been President and a Director of Mountain Gold Exploration, Inc., a minerals exploration consulting company. Further, since 1988 Mr. Callicrate has conducted exploration as a consulting geologist for various exploration companies. Mr. Callicrate earned a B.S. in Geology from Southern Oregon University.


     DAVID G. MOONEY has served as Chief Geologist since March 2000. Mr. Mooney is an economic geologist with extensive experience of platinum group element deposits. During 1999, Mr. Mooney was an associate geologist with Micon International Ltd., an international geological and mining consulting company, and provided consulting services to Stillwater Mining Company, a platinum mining company. From July 1993 to November 1998, Mr. Mooney was Chief Geologist with Lonmin Plc. responsible for its platinum group mining and exploration activities in Bushveld, South Africa. Mr. Mooney is a member of the Geological Association of Canada, as well as the Geological Society of South Africa. Mr. Mooney earned a B.A. and M.A. in natural science (geology), from the Trinity College, Dublin, Ireland, and an M.S. in exploration geology from Rhodes University, South Africa.


                         ITEM 6. EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid by Trend Mining for the last two completed fiscal years for the President and Chief Executive Officer. No other officer received more than $100,000 in compensation from Trend Mining.

                           SUMMARY COMPENSATION TABLE


                                                               ANNUAL COMPENSATION
                                                            --------------------------
           NAME AND PRINCIPAL POSITION                      YEAR                SALARY
           ---------------------------                      ----                ------
           Kurt J. Hoffman                                  2000                $77,458
           President and Chief Executive
           Officer

           Kurt J. Hoffman                                  1999                $37,287
           President and Chief Executive
           Officer


     In 2000, Mr. Hoffman received $70,458 of his salary in cash and $7,000 in shares of our common stock, comprised of 26,924 shares at approximately $0.26 per share. In 1999, Mr. Hoffman received $13,287 of his salary in cash and $24,000 in shares of our common stock, comprised of 257,572 shares at approximately $0.093 per share.

     We have entered into an agreement with Mr. Ryan under which, commencing March 1, 2000, he receives 3,000 shares of our common stock per month as compensation for his services as Chief Financial Officer, Treasurer and Secretary. Our agreement with Mr. Ryan may be terminated by either party on 30 days notice.

     We are currently negotiating employment agreements with Mr. Hoffman and Mr. Julum.

COMPENSATION OF DIRECTORS

     For fiscal year 1999, we granted to each of our directors 15,000 shares of our common stock as compensation. On April 11, 2000, we granted to each departing director options to purchase 1,000 shares of common stock for each completed year of service. These options are exercisable from April 15, 2000 to April 15, 2003. The following table sets forth information regarding these option grants:


                                             YEARS OF            OPTIONS            EXERCISE
                NAME                          SERVICE            GRANTED             PRICE
--------------------------------------     --------------     --------------      -------------
Lovon Fausett                                    17                17,000            $0.50
Don Springer                                     17                17,000            $0.50
Geraldine Schimpf                                17                17,000            $0.50
Robert Gee                                        8                 8,000            $0.50
Bill Jacobson                                     5                 5,000            $0.50
Grant Brackebusch                                 3                 3,000            $0.50

     We recently awarded J. Michael Sharratt 1,500 shares, valued at $1,050 or $0.70 per share, as compensation for board service in 2000. We are currently considering additional director compensation arrangements.

             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

GENERAL MINERALS CORPORATION

     Effective July 27, 1999, we entered into the Lake Owen option agreement with General Minerals Corporation, which owns beneficially approximately 9 percent of our common stock. The primary terms and conditions of that option agreement are described in Item 1 of Part I under the heading "Exploration Properties Lake Owen, Wyoming." The Lake Owen option agreement was amended in June 2000. Pursuant to that amendment, General Minerals agreed to give up certain anti-dilution protections and the right to participate in future stock offerings. In return, we issued to General Minerals in June 2000 an additional 200,000 shares of our common stock valued at $60,000, and warrants to purchase an additional 200,000 shares of our common stock at any time during a two-year period ending in June 2002 at $0.70 per share. In addition, in connection with the amendment of the Lake Owen option agreement, General Minerals exercised its rights under the original option agreement to purchase 416,961 shares of our common stock for an aggregate purchase price of $23,351.


TIGRIS FINANCIAL GROUP LTD. AND ELECTRUM LLC


     On December 29, 1999, we entered into a stock purchase agreement with Tigris Financial Group Ltd., under which Tigris purchased 1,000,000 common shares of our common stock for $100,000, and was granted rights to acquire additional common stock and warrants. Tigris is solely owned by Thomas S. Kaplan, who beneficially owns approximately 53 percent of our common stock. Tigris has assigned certain of its rights under the stock purchase agreement to its affiliate, Electrum LLC. The stock purchase agreement was amended in June 2000. Pursuant to that amendment, Electrum agreed to give up certain anti-dilution protections in exchange for the right to acquire additional shares of our common stock and certain preemptive rights. The preemptive rights were terminated in July 2000.


     Pursuant to the stock purchase agreement, Electrum acquired 3,500,000 shares of our common stock for an aggregate purchase price of $490,000 in March 2000, 1,597,588 shares for an aggregate purchase price of $100,000 in June 2000, and an additional 4,740,174 shares for an aggregate purchase price of $545,020 in August and September 2000. Also pursuant to the stock purchase agreement and in exchange for a cash payment of $10,000, we issued in June 2000 a warrant to Electrum to purchase an additional 7,979,761 shares of our common stock for an aggregate purchase price of $3,191,900, exercisable in whole or in part through September 30, 2003. Electrum assigned 3,530,174 shares of our common stock in connection with its acquisition of those shares and 500,000 warrants. Subsequently, Electrum has assigned an additional 1,000,000 shares and 250,000 warrants. Tigris and Electrum own approximately 34% of our outstanding common stock and, upon exercise of their warrants and assuming we have issued no other shares, would own approximately 53% of our then outstanding common stock.

     In addition, under the stock purchase agreement, Tigris and Electrum have the right to proportional representation on our board of directors, and we agreed to retain the CPM Group as financial advisors. Tigris and Electrum have not exercised their rights to representation on our board of directors. We also agreed that at the request of Tigris, we would use reasonable efforts to divest ourselves of our silver exploration properties. Tigris and Electrum have demand registration rights. In November 2000, Electrum requested that we register all of the common stock, warrants and common stock underlying the warrants currently held by Electrum and assigned by Electrum to others.


     In November 2000, we entered into an agreement with Electrum under which we have borrowed $135,000 to fund certain expenses. The loan bears interest at the annual rate of 5% and is due upon the earlier to occur of the closing of a public or private debt or equity financing or December 1, 2005. We anticipate borrowing additional funds from Electrum in the future.


     We intend to reincorporate in Delaware in the near future, subject to the approval of our board of directors and our stockholders. In connection with reincorporation, we would amend our charter to increase substantially the number of authorized shares of common stock, to authorize the issuance of preferred stock by action of the board of directors without stockholder approval, and to eliminate cumulative voting for directors. In connection with this reincorporation, we expect to enter into an arrangement under which the consent of Electrum will be required in connection with the issuance of additional common stock, preferred stock, options or warrants.






CPM GROUP


     CPM Group is managed and wholly-owned by Jeffrey M. Christian, a director of our company. CPM Group performs various services for us, including public and shareholder relations, research and market intelligence on platinum group metal markets and financial advisory functions in connection with possible mergers and acquisitions. CPM Group has not performed services for and is not affiliated with Tigris or Electrum.

                        ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK

     Our authorized capital consists of 30,000,000 shares of no par value common stock. As of November 30, 2000, 18,449,109 shares of our common stock are issued and outstanding. All outstanding shares have equal voting rights and are validly issued, fully paid and non-assessable. Stockholders may employ cumulative voting in the election of directors.


     Upon liquidation, dissolution, or winding up, our assets, after the payment of liabilities, would be distributed pro rata to the holders of our common stock. Our shareholders do not have preemptive rights to subscribe for any of our securities and have no right to require us to redeem or purchase their shares.

WARRANTS

     We have warrants outstanding as of November 30, 2000 to purchase 8,999,761 shares of common stock. Electrum LLC holds warrants to purchase 7,229,761 shares at $0.40 per share until September 30, 2003; General Minerals holds warrants to purchase 200,000 shares at $0.70 per share until June 12, 2002; Asher Edelman beneficially owns warrants to purchase 725,000 shares at $0.40 per share until September 30, 2003; and another holder owns warrants to acquire 820,000 shares at $1.50 per share until November 1, 2005, 250,000 of which vested on November 1, 2000 with an additional 250,000 warrants vesting on May 1, 2000, 200,000 shares on November 1, 2001 and 120,000 shares on May 1, 2002.

REGISTRATION RIGHTS

     Electrum has requested that we register all of the common stock, warrants and common stock underlying the warrants acquired by Tigris and Electrum pursuant to demand registration rights granted under the stock purchase agreement. This includes 6,307,588 shares and warrants to purchase 7,229,761 shares held by Electrum and 1,800,000 shares and warrants to purchase 725,000 shares beneficially owned by Asher Edelman. In addition, a stockholder holding 180,000 shares has the right to have those shares registered in any registration statement of the Company filed on or before November 17, 2001, and a warrant holder owning 820,000 warrants has the right to have the common stock underlying those warrants registered in the next registration statement of the Company.

DIVIDENDS

     Our shareholders are entitled to share equally in dividends when, as and if declared by the board of directors, out of funds legally available therefore. No dividend has been paid on our common stock since inception, and none is contemplated in the foreseeable future.

TRANSFER AGENT

     The transfer agent for our common stock is Columbia Stock Transfer, 421 Coeur d'Alene Avenue, Coeur d'Alene, Idaho 83814.

                                     PART II

                   ITEM 1. MARKET PRICE FOR COMMON EQUITY AND
                            OTHER SHAREHOLDER MATTERS

     Until May 2000, our shares were traded on the Bulletin Board operated by the National Association of Securities Dealers, Inc. (NASD) under the trading symbol "TRDM." Our shares are now traded on the "pink sheets" maintained by Pink Sheets LLC. Our shares began trading in 1968. Summary trading by quarter for the 1999 and 1998 fiscal years and the first three quarters of 2000 are as follows:



       FISCAL QUARTER                                   HIGH BID [1]                    LOW BID [1]
       --------------                                   ------------                    -----------
       2000
            Fourth Quarter                                  $1.60                          $0.60
            Third Quarter                                   $1.06                          $0.50
            Second Quarter                                  $1.06                          $0.28
            First Quarter                                   $0.44                          $0.26

       1999
            Fourth Quarter                                  $0.44                          $0.08
            Third Quarter                                   $1.06                          $0.41
            Second Quarter                                  $0.45                          $0.19
            First Quarter                                   $0.50                          $0.19

       1998
            Fourth Quarter                                  $0.63                          $0.25
            Third Quarter                                   $1.00                          $0.63
            Second Quarter                                  $1.88                          $0.63
            First Quarter                                   $1.88                          $1.25

       [1] These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

As of October 31, 2000, we had approximately 955 holders of record of our common stock.

     We have not paid any dividends since our inception and do not anticipate paying any dividends on our common stock in the foreseeable future. There are no restrictions which preclude the payment of dividends.

                            ITEM 2. LEGAL PROCEEDINGS

     We are not a party to any pending or threatened litigation and to our knowledge, no action, suit or proceeding has been threatened against any of our officers or directors.

              ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Our previous accountant, LeMaster and Daniels, PLLC resigned, effective September 1999. LeMaster and Daniels did not prepare financial statements or an audit opinion for the fiscal year ended September 30, 1998. There were no disagreements with LeMaster and Daniels on accounting and financial disclosures.

     Williams & Webster, P.S., our current accountants, were appointed in February 2000. There have been no disagreements on accounting and financial disclosures through the date of this registration statement.

                 ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     We had 18,449,109 shares of common stock issued and outstanding as of November 30, 2000. Of these shares, approximately 2.8 million shares may be sold without limitation under Rule 144, adopted under the Securities Act, and approximately 2.8 million shares can only be resold in compliance with Rule 144 volume limitations.

     Effective February 16, 1999, we completed a 1 for 10 reverse stock split of our common stock. Unless otherwise stated, all share amounts set forth in this registration statement are presented on a post-split basis.

     In general, under Rule 144, a person who has beneficially owned shares privately acquired directly or indirectly from us or from one of our affiliates, for at least one year, or who is an affiliate, is entitled to sell, within any three-month period, a number of shares that do not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume in our shares during the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned restricted shares for at least two years, is entitled to sell all such shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions or notice requirements.

     Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144.

     The issuances discussed under this section are exempted from registration under Rule 701 of the Securities Act ("Rule 701"), Rule 504 of the Securities Act ("Rule 504") or Section 4(2) of the Securities Act ("Section 4(2)"), as provided.


COMMON STOCK

     1. On July 23, 1998, we issued 12,000 shares to the lessor under a mining lease pursuant to Section 4(2), as consideration for termination of the lease, valued at $6,000.


     2. On July 23, 1998, we issued 150,000 shares pursuant to Rule 504 to eight investors in exchange for a exploration property valued at $75,000.


     3. On July 23, 1998, we issued 80,000 shares pursuant to Rule 504 to two investors in lieu of repayment of a $40,000 loan.


     4. On July 23, 1998, we issued 7,500 shares pursuant to Rule 504 to an investor for a purchase price of $1,500.


     5. In September 1998, we issued 9,000 shares in the aggregate to three of our officers pursuant to Section 4(2) in lieu of cash payments for services, with an aggregate value of $4,500.


     6. On October 12, 1998, we issued 9,210 shares pursuant to Section 4(2) to one of our directors in satisfaction of outstanding indebtedness in the amount of $340, and in exchange for common stock of two public companies, Atlas Mining Company and Merger Mines Corp., valued at $427 and $1,075, respectively, for a total aggregate consideration of $1,842.


     7. On October 30, 1998, we issued 600,000 shares pursuant to Rule 504 to an investor in exchange for equipment valued at $180,000.


     8. On November 28, 1998, we issued 5,000 shares pursuant to Rule 504 to an investor for an aggregate purchase price of $1,000.


     9. In December 1998 and January 1999, we issued 39,429 shares pursuant to
Section 4(2) to three of our officers in lieu of cash payment for services with an aggregate value of $16,500.


     10. On January 25, 1999, we issued 16,500 shares in the aggregate to eleven of our directors pursuant to Section 4(2) as compensation for their service on the board of directors in 1998, with an aggregate value of $4,125.


     11. On March 31, 1999, we issued 6,000 shares pursuant to Rule 504 to a consultant in lieu of payment for services valued at $1,500.

     12. From March to September 1999, we issued 261,000 shares at prices ranging from $0.06 to $0.25 per share to certain of our officers pursuant to
Section 4(2) in lieu of cash payment for their services, with an aggregate value of $22,500.


     13. On April 30, 1999, we issued 32,000 shares pursuant to Rule 701 to a consultant in lieu of payment for consulting services with an aggregate value of $8,000.


     14. From May to July 1999, we issued 120,364 shares pursuant to Rule 701 to a consultant in lieu of cash payment for consulting services valued at $11,022.


     15. From May to September 1999, we issued 329,206 shares pursuant to Rule 504 to a consultant as compensation for consulting services with an aggregate value of $29,509.


     16. In June and August 1999, we issued 8,000 shares pursuant to Rule 504 to a consultant in lieu of cash payment for consulting services valued at $2,000.


     17. From June to September 1999, we issued 89,500 shares pursuant to
Section 4(2) to a consultant as compensation for consulting services valued at $6,450.


     18. In July 1999, we issued 5,000 shares pursuant to Rule 504 to a consultant in lieu of cash payment for consulting services valued at $1,250.


     19. On July 27, 1999, we issued 715,996 shares pursuant to Section 4(2) to an investor as partial consideration for an option to purchase an exploration property.


     20. In July and August 1999, we issued 50,000 shares pursuant to Rule 504 to two investors for an aggregate purchase price of $7,500.


     21. In May through September 1999, we issued 133,332 shares pursuant to Rule 701 to a consultant as compensation for consulting services valued at $8,000.


     22. On August 16, 1999, we issued 1,000 shares pursuant to Rule 504 in exchange for equipment storage services valued at $250.


     23. On August 31, 1999, we issued 96,000 shares pursuant to Rule 701 to an investor as a commission on the sale of mining equipment and in lieu of payment for consulting services, with an aggregate value of $5,050.


     24. In August and September 1999, we issued 550,000 shares pursuant to Rule 504 to investors at prices ranging from $0.05 to $0.10 per share, for an aggregate purchase price of $37,500.


     25. In September 1999, we issued 19,720 shares pursuant to Rule 504 to a consultant in lieu of cash payment for consulting services valued at $1,972.

     26. In October 1999, we issued 112,500 shares pursuant to Rule 504 to a consultant in lieu of cash payment for consulting services valued at $6,750.


     27. In October 1999, we issued a total of 38,750 shares pursuant to Rule 504 to a consultant in lieu of cash payment for consulting services valued at $3,875.


     28. In October 1999, we issued 85,000 shares pursuant to Rule 504 to a consultant in lieu of cash payment for consulting services valued at $5,100.


     29. In October 1999, we issued 37,425 shares pursuant to Rule 701 to a consultant as compensation for consulting services valued at $3,743.


     30. On October 4, 1999, we issued 50,000 shares pursuant to Rule 504 to a consultant in lieu of payment for services valued at $5,000.


     31. On October 22, 1999, we issued 25,000 shares to two investors pursuant to Rule 504 for an aggregate purchase price of $5,000.


     32. In November 1999, we issued 4,327 shares to a consultant pursuant to Rule 701 in lieu of cash payment for consulting services valued at $1,125.


     33. On November 30, 1999, we issued 52,694 shares pursuant to Rule 701 to certain of our officers in lieu of cash payments for their services, with an aggregate value of $13,400.


     34. In December 1999, we issued 1,200 shares to an employee pursuant to Rule 504 in lieu of salary payments with an aggregate value of $420.


     35. On December 31, 1999, we issued 1,000,000 shares pursuant to Section 4(2) to an accredited investor for an aggregate purchase price of $100,000.


     36. On January 15, 2000, we issued 200,000 shares pursuant to Rule 504 to four investors in exchange for common stock of New Jersey Mining Company for an aggregate purchase price of $26,000.


     37. On January 17, 2000, we issued 65,285 shares pursuant to Rule 504 to two investors as repayment of indebtedness in the aggregate amount of $16,321.


     38. On January, 25, 2000, we issued 14,286 shares pursuant to Rule 504 to an investor for a purchase price of $5,000.


     39. In January and March 2000, we issued 90,000 shares pursuant to Rule 504 to a consultant in lieu of cash payment for consulting services valued at $9,000.


     40. In February 2000, we issued 10,000 shares to a consultant pursuant to Rule 504 in lieu of cash payment for consulting services valued at $1,500.

     41. On February 25, 2000, we issued 16,667 shares pursuant to Rule 701 to a consultant as compensation for consulting services valued at $5,000.


     42. In February and March 2000, we issued 3,500,000 shares pursuant to
Section 4(2) to an accredited investor for an aggregate purchase price of $490,000.


     43. On March 24, 2000, we issued 50,000 shares of our common stock pursuant to Rule 504 to three investors in connection with the acquisition of an option to acquire certain mineral properties, with an aggregate value of $15,000.


     44. From March to July 2000, we issued 15,000 shares pursuant to Rule 701 to one of our officers in lieu of cash payments for services valued at $7,920.


     45. In April 4, 2000, we issued 50,000 shares pursuant to Rule 504 to three investors in connection with the acquisition of an option to acquire certain mineral properties, with an aggregate value of $15,000.


     46. In May 2000, we issued 9,975 shares pursuant to Section 4(2) to a consultant in lieu of cash payment for services valued at $5,985.


     47. In May and June 2000, we issued an additional 746,899 shares pursuant to Section 4(2) to an existing investor at prices ranging from $0.06 to $0.30 per share as additional payments for mineral properties and in connection with the exercise of preemptive rights, for an aggregate consideration of $99,773.


     48. In June 2000, we issued 1,000 shares pursuant to Section 4(2) to a consultant in lieu of cash payment for consulting services valued at $700.


     49. On June 29, 2000, we issued an additional 1,597,588 shares pursuant to
Section 4(2) to an existing accredited investor for an aggregate purchase price of $100,000.


     50. On June 30, 2000, we issued 150,000 shares to ten of our directors pursuant to Section 4(2) as compensation for their 1999 board service, with an aggregate value of $52,500.


     51. In July 2000, we issued 10,000 shares pursuant to Rule 504 to an existing investor for a purchase price of $3,000.


     52. In July through September 2000, we issued 4,740,174 shares pursuant to
Section 4(2) to an existing investor at $0.115 per share, for a purchase price of $545,120.


     53. On August 1, 2000, we issued 100,000 shares pursuant to Rule 504 to an existing investor for a purchase price of $22,500.


     54. On August 25, 2000, we issued 1,500 shares pursuant to Rule 701 to one of our directors as compensation for board services valued at $1,050.

     55. In August and September 2000, we issued 7,000 shares pursuant to Rule 701 to an one of our officers in lieu of cash payments for services valued at $8,675.


     56. On September 22, 2000, we issued 90,000 shares pursuant to Section 4(2) to a consultant in lieu of cash payment for consulting services valued at $18,000.


     57. On October 10, 2000, we issued 33,333 shares pursuant to Section 4(2) to an employee for a purchase price of $10,000.


     58. In October 2000, we issued 3,000 shares pursuant to Section 4(2) to one of our officers in lieu of cash payment for services valued at $3,180.


     59. On November 17, 2000, we issued pursuant to Section 4(2) 180,000 shares valued in the aggregate at approximately $215,000 to a consultant as partial payment for consulting services.

OPTIONS

     1. On July 20, 1998 we granted options pursuant to Rule 504 to a potential investor as follows:



                    SHARES                    EXERCISE PRICE                  EXERCISE PERIOD
                   -------                    --------------         -----------------------------------
                   100,000                        $0.10               July 20, 1998 to July 19, 1999
                    25,000                        $0.20               July 20, 1998 to July 19, 1999
                    50,000                        $0.50               September 1, 1998 to July 19, 2001
                    25,000                        $1.00               September 1, 1998 to July 19, 2001

They also agreed to purchase 10,000 shares for $1,000 upon execution of the agreement. None of the options were exercised and the shares were not purchased. The agreement to purchase and the unexercised options were terminated on September 24, 1998.

On September 24, 1998, we granted options pursuant to Rule 504 to the same potential investor as follows:



                   SHARES                     EXERCISE PRICE                TERMINATION DATE
                   ------                     --------------                ----------------
                   80,000                         $0.20                       July 19, 1999
                   25,000                         $0.30                       July 19, 2000
                   50,000                         $0.50                       July 19, 2001
                   25,000                         $1.00                       July 19, 2002

They also agreed to purchase 20,000 shares for $2,000 upon execution of the agreement. None of the options were exercised and none of the shares were purchased. The agreement to purchase and the unexercised options were terminated on July 7, 2000, and we issued options under Rule 504 to the same potential investor as follows:



                   SHARES                     EXERCISE PRICE                TERMINATION DATE
                   ------                     --------------                ----------------
                   25,000                         $0.30                      August 31, 2000
                   15,000                         $0.50                      July 19, 2001
                   12,500                         $1.00                      July 19, 2002

The option for 25,000 shares was exercised to the extent of 10,000 shares on July 14, 2000, and 15,000 shares on August 31, 2000. The remaining options have not yet been exercised.


     2. On July 22, 1999, we issued an option pursuant to Rule 504 until January 22, 2000 to two existing investors to acquire an additional 33,333 shares at an exercise price of $0.35 per share. This option has expired.


     3. On July 22, 1999, we issued an option pursuant to Rule 504 until January 22, 2000 to two existing investors to acquire an additional 16,667 shares at an exercise price of $0.35 per share. This option has expired.

     4. On August 13, 1999, we granted options pursuant to Rule 504 to an existing investor as follows:


                   SHARES                     EXERCISE PRICE                TERMINATION DATE
                   ------                     --------------                ----------------
                   50,000                         $0.15                      August 13, 2000
                   50,000                         $0.30                      August 13, 2000

These options were exercised in August 2000.


         5. On December 29, 1999, we granted, pursuant to Section 4(2), Tigris Financial Group, an existing accredited investor, the option until March 28, 2000 to purchase up to an additional 3,500,000 shares for an exercise price of $0.14 per share, or $490,000 in the aggregate. Tigris has assigned its rights under its stock purchase agreement with the Company to Electrum LLC. This option was exercised in February and March 2000.


     Upon exercise of the option described in paragraph 1, Electrum received an option under Section 4(2) until September 25, 2000 to purchase up to an additional 4,608,000 shares for an exercise price of $0.14 per share, or $645,120 in the aggregate. On June 27, 2000, this option was terminated, and replaced with an option until July 5, 2000 to acquire up to an additional 1,597,588 shares at $0.062 per share or $100,000 in the aggregate, and, upon exercise in full of this option, an option until September 25, 2000 to acquire up to an additional 4,740,174 shares at an exercise price of $0.115 per share, or $545,120 in the aggregate. The option to acquire 1,597,588 shares and the option to acquire 4,740,174 shares have been exercised in full.


     On December 29, 1999, we granted an option under Section 4(2) to Electrum to purchase, for $10,000, warrants to buy an additional 6,250,000 shares. On June 27, 2000, this option was terminated and replaced with an option to purchase, for $10,000, warrants to buy up to 7,979,761 shares. The replacement option to purchase the warrant was exercised in June 2000. The terms of the warrant are described below in paragraph 1 under the heading "Warrants."


     6. On February 25, 2000, we granted to an employee as compensation pursuant to Rule 701 an option until February 25, 2002 to purchase 33,333 shares for an exercise price of $0.30 per share, or $10,000 in the aggregate.


     7. On April 11, 2000, we granted options under Rule 701 to purchase 67,000 shares in the aggregate at an exercise price of $0.50 per share to six of our directors. These options are exercisable from April 15, 2000 until April 15, 2003. None of these options has yet been exercised.

WARRANTS

     1. In June 2000, we sold a warrant pursuant to Section 4(2) to purchase 7,979,761 shares at an exercise price of $0.40 per share to Tigris Financial Group, an existing accredited investor, in exchange for a $10,000 cash payment. This warrant expires on September 20, 2003 and has not yet been exercised.

     2. On June 12, 2000, we sold a warrant pursuant to Section 4(2) to purchase 200,000 shares at an exercise price of $0.70 per share to an existing investor as partial consideration for the relinquishment of certain anti-dilution rights. This warrant expires on June 12, 2002 and has not yet been exercised.


     3. On November 1, 2000, we granted pursuant to Section 4(2) warrants until November 1, 2005 to purchase 820,000 shares at an exercise price of $1.50 per share. The warrants vest as follows: 250,000 share vested on November 1, 2000; 250,000 shares vest on May 1, 2001; 200,000 shares vest on November 1, 2001; and 120,000 shares vest on May 1, 2002.


     The issuances discussed in this section are exempted from registration under Rule 701 of the Securities Act ("Rule 701"), Rule 504 of the Securities Act ("Rule 504") and Section 4(2) of the Securities Act ("Section 4(2)"). All purchasers of the above securities acquired the shares for investment purposes only and all stock certificates reflect the appropriate legends. No underwriters were involved in connection with the sales of securities referred to in this
Item 4.

                ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The laws of the State of Montana (Section 35-1-451 to 459) under certain circumstances provide for indemnification of a corporation's directors, officers, employees and agents against liabilities that they may incur in such capacities.

     In general, any director, officer, employee or agent of a corporation made a party to a proceeding because he or she serves in that capacity with the corporation may be indemnified against expenses, fines, settlements or judgments arising in connection with the proceeding, if that person's actions were in good faith, were reasonably believed to be in the corporation's best interest, and were reasonably believed not to be unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by either a majority vote of a quorum of the corporation's directors not at the time party to the proceeding, or a specially designated committee if no quorum can be obtained, or by special legal counsel, or by a vote of the shareholders, excluding those shares owned by or voted under control of directors who are at the time party to the proceedings, that the applicable standard of conduct was met by the person to be indemnified.

     Our articles of incorporation and bylaws contain no indemnification provisions.

                                    PART F/S
                              FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       ----
     Index to Financial Statements..................................................   F-1


                                    PART III
          ITEMS 1 AND 2. INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS


EXHIBIT
NUMBER                                   EXHIBITS
--------                                 --------
3.1               Articles of Incorporation dated September 7, 1968; Certificate of Amendment of Articles of Incorporation dated September 23,
                  1970; Articles of Amendment of the Articles of Incorporation
                  dated January 25, 1980; Articles of Amendment to the Articles
                  of Incorporation dated July 23, 1984; Articles of Amendment
                  1984 to the Articles of Incorporation dated October 31, 1984;
                  Articles of Amendment to the Articles of Incorporation filed
                  August 13, 1998; and Articles of Amendment to the Articles of
                  Incorporation dated March 3, 1999.*

3.2               Bylaws adopted effective October 1, 1968.*

10.1 Stock Purchase Agreement dated as of December 29, 1999, between Tigris Financial Group Ltd. and Trend Mining Company;
                  Amendment to Stock Purchase Agreement dated as of June 27,
                  2000 between Electrum LLC and Trend Mining Company; and
                  Warrant Agreement dated June 9, 2000 between Trend Mining
                  Company and Tigris Financial Group Ltd.*

10.2              Lake Owen Option Agreement between General Minerals
                  Corporation and Trend Mining Company; Amendment to Lake Owen
                  Option Agreement dated June, 2000 between General Minerals
                  Corporation and Trend Mining Company; and Warrant Agreement dated June 12, 2000 between Trend Mining Company and General
                  Minerals Corporation.*

10.3 Letter Agreement between John Ryan and Trend Mining Company dated July 12, 2000.*

23.1              Consent of Certified Public Accountants, dated July 24, 2000.

23.2              Consent of Certified Public Accountants, dated July 24, 2000.

23.3              Consent of CPM Group, dated September 25, 2000.*

27.1              Financial Data Schedule.

------------------
* Previously filed.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 3 to Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TREND MINING COMPANY



Dated:  November 30, 2000               By:  /s/ Kurt J. Hoffman
                                           -----------------------------------
                                        Kurt J. Hoffman, President and Chief
                                        Executive Officer

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)

                          INDEX TO FINANCIAL STATEMENTS

Financial Statements for the Years Ended September 30, 1999 and 1998

         Independent Auditor's Report........................................................................F-2

         Balance Sheets at September 30, 1999 and 1998.......................................................F-3

         Statements of Operations and Comprehensive Income (Loss) for the Years
         Ended September 30, 1999 and 1998...................................................................F-4

         Statement of Stockholders' Equity for the Years Ended September 30, 1999
         And 1998............................................................................................F-5

         Statements of Cash Flows for the Years Ended September 30, 1999 and 1998............................F-6

         Notes to the Financial Statements...................................................................F-7

Interim Financial Statements

         Accountant's Review Report.........................................................................F-22

         Balance Sheets at June 30, 2000 and 1999 (Unaudited)...............................................F-23

         Statements of Operations and Comprehensive Income (Loss) for the Nine
              Months Ended June 30, 2000 and 1999 (Unaudited)...............................................F-24

         Statement of Stockholders' Equity for the Period from October 1, 1998 to
              June 30, 2000 (Unaudited).....................................................................F-25

         Statements of Cash Flows for the Nine Months Ended June 30, 2000 and 1999
              (Unaudited)...................................................................................F-27

         Notes to the Interim Statements (Unaudited)........................................................F-28

The Board of Directors
Trend Mining Company
Coeur d'Alene, Idaho

                          INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheets of Trend Mining Company (formerly Silver Trend Mining Company) (an exploration stage company) as of September 30, 1999 and 1998, and the related statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for the years then ended and from November 4, 1998 (inception of exploration stage) to September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trend Mining Company as of September 30, 1999 and 1998, and the results of its operations and its cash flows for the years then ended, and from November 4, 1998 to September 30, 1999, in conformity with generally accepted accounting principles.


The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans regarding the resolution of this issue are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Williams & Webster, P.S.
CERTIFIED PUBLIC ACCOUNTANTS
Spokane, Washington
November 13, 2000

                             TREND MINING COMPANY
                    (FORMERLY SILVER TREND MINING COMPANY)
                        (AN EXPLORATION STAGE COMPANY)
                                BALANCE SHEETS


                                                                        September 30,
                                                              ----------------------------------
                                                                    1999                1998
                                                              ---------------      -------------
ASSETS

CURRENT ASSETS
      Cash                                                    $         8,998      $       2,926
      Prepaid fees                                                      1,000                  -
      Equipment held for resale                                         4,000                  -
                                                              ---------------      -------------
                TOTAL CURRENT ASSETS                                   13,998              2,926
                                                              ---------------      -------------

MINERAL PROPERTIES                                                    145,873            269,086
                                                              ---------------      -------------

PROPERTY AND EQUIPMENT                                                    997                  -
                                                              ---------------      -------------

OTHER ASSETS
      Investments                                                      96,750            184,491
                                                              ---------------      -------------

NON CURRENT ASSETS
      Net assets of discontinued operations                           194,086                  -
                                                              ---------------      -------------

TOTAL ASSETS                                                  $       451,704      $     456,503
                                                              ===============      =============

LIABILITIES AND
      STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
      Accounts payable                                        $        14,264      $       5,693
      Accrued expenses                                                 26,256             12,750
      Deferred  mineral property acquisition costs                     46,242                  -
      Notes payable                                                     2,000                  -
                                                              ---------------      -------------
                TOTAL CURRENT LIABILITIES                              88,762             18,443
                                                              ---------------      -------------

COMMITMENTS AND CONTINGENCIES                                               -                  -
                                                              ---------------      -------------

STOCKHOLDERS' EQUITY
      Common stock, no par value, 30,000,000
                shares authorized; 5,345,511 and
                2,258,254 shares issued and outstanding,
                respectively                                        1,366,117            930,516
      Stock options                                                     2,659                  -
      Accumulated deficit                                          (1,043,735)          (609,536)
      Accumulated other comprehensive income                           37,901            117,080
                                                              ---------------      -------------

                TOTAL STOCKHOLDERS' EQUITY                            362,942            438,060
                                                              ---------------      -------------

TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY                                    $       451,704      $     456,503
                                                              ===============      =============


   The accompanying notes are an integral part of these financial statements.

                             TREND MINING COMPANY
                    (FORMERLY SILVER TREND MINING COMPANY)
                        (AN EXPLORATION STAGE COMPANY)
            STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)



                                                           Year Ended      November 4, 1998      Year Ended
                                                                                 Through
                                                       September 30, 1999 September 30, 1999 September 30, 1998
                                                       ------------------ ------------------ ------------------
REVENUES                                                  $           -     $             -     $           -
                                                          -------------     ---------------     -------------
GENERAL AND ADMINISTRATIVE EXPENSES
       Mineral property expense                                 105,989             105,989            42,503
       General & administrative                                  36,931              28,978            20,130
       Officers & directors compensation                         82,033              82,033            12,750
       Legal & professional                                      12,745              12,745             8,933
       Depreciation                                                 288                 288                 -
                                                          -------------     ---------------     -------------
                Total Expenses                                  237,986             230,033            84,316
                                                          -------------     ---------------     -------------
OPERATING LOSS                                                 (237,986)           (230,033)          (84,316)
                                                          -------------     ---------------     -------------
OTHER INCOME (EXPENSES)
       Dividends & interest income                                  319                 255             1,870
       Loss on disposition and impairment of assets            (136,674)           (136,674)           (1,552)
       Gain (loss) on investment sales                            1,177                 307            (1,386)
       Financing expenses                                        (2,659)             (2,659)                -
       Interest expense                                            (504)               (504)                -
       Miscellaneous income                                       5,790               3,790               400
                                                          -------------     ---------------     -------------
                Total Other Income (Expense)                   (132,551)           (135,485)             (668)
                                                          -------------     ---------------     -------------
INCOME (LOSS) BEFORE INCOME TAXES                              (370,537)           (365,518)          (84,984)
INCOME TAXES                                                          -                   -                 -
                                                          -------------     ---------------     -------------
INCOME (LOSS)  FROM CONTINUING OPERATIONS                      (370,537)           (365,518)          (84,984)
LOSS FROM DISCONTINUED OPERATIONS
       Loss from operations of gold and silver mining
       (net of income taxes of $0 in 1999)                      (63,662)            (63,662)                -
                                                          -------------     ---------------     -------------
CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                -                   -           (31,520)
                                                          -------------     ---------------     -------------
NET LOSS                                                       (434,199)           (429,180)         (116,504)
OTHER COMPREHENSIVE INCOME (LOSS)
       Change in market value of investments                    (79,179)            (79,179)          117,080
                                                          -------------     ---------------     -------------
COMPREHENSIVE INCOME (LOSS)                               $    (513,378)    $      (508,359)    $         576
                                                          =============     ===============     =============
BASIC AND DILUTED NET LOSS
       PER COMMON SHARE, CONTINUING OPERATIONS            $       (0.12)    $         (0.12)    $       (0.04)
                                                          =============     ===============     =============
BASIC AND DILUTED NET LOSS
       PER COMMON SHARE, DISCONTINUED OPERATIONS          $       (0.02)    $         (0.02)    $           -
                                                          =============     ===============     =============
BASIC AND DILUTED NET LOSS PER COMMON SHARE,
       CUMMULATIVE EFFECT OF ACCOUNTING CHANGE            $           -     $             -     $       (0.02)
                                                          =============     ===============     =============
WEIGHTED AVERAGE NUMBER OF
       COMMON SHARES OUTSTANDING                              3,086,697           3,087,000         2,046,547
                                                          =============     ===============     =============


   The accompanying notes are an integral part of these financial statements.

                             TREND MINING COMPANY
                    (FORMERLY SILVER TREND MINING COMPANY)
                        (AN EXPLORATION STAGE COMPANY)
                      STATEMENT OF STOCKHOLDERS' EQUITY


                                                    Common Stock                                           Accumulated
                                               ----------------------  Additional                            Other
                                                 Number                 Paid-in     Stock   Accumulated   Comprehensive
                                                of Shares    Amount     Capital    Options    Deficit        Income        Total
                                               ----------  ----------  ----------  -------  ------------  -------------  ---------
Balance, October 1, 1997                        1,999,754  $  999,927   $(196,411)  $    -  $  (493,032)   $             $ 310,484
Change from $0.05 par value to no par value             -    (196,411)    196,411        -            -           -              -
Issuance of common stock for
  mineral property at $0.50 per share             150,000      75,000           -        -            -           -         75,000
Issuance of common stock for
  lease termination at $0.50 per share             12,000       6,000           -        -            -           -          6,000
Issuance of common stock for
  debt at $0.50 per share                          80,000      40,000           -        -            -           -         40,000
Issuance of common stock for cash
  at $0.20 per share                                7,500       1,500           -        -            -           -          1,500
Issuance of common stock for compensation
  at $0.50 per share                                9,000       4,500           -        -            -           -          4,500
Net loss                                                -           -           -        -     (116,504)          -       (116,504)
Change in market value of investments                   -           -           -        -            -     117,080        117,080
                                               ----------  ----------  ----------  -------  ------------  -------------  ---------
Balance, September 30, 1998                     2,258,254     930,516           -        -     (609,536)    117,080        438,060
Issuance of common stock for cash
  at an average of $0.07 per share                555,000      41,000           -        -            -           -         41,000
Issuance of common stock for prepaid
  expenses at $0.10 per share                      50,000       5,000           -        -            -           -          5,000
Issuance of common stock for consulting
  services at an average of $0.09 per share       839,121      74,753           -        -            -           -         74,753
Issuance of common stock for mineral
  property at $0.13 per share                     715,996      89,631           -        -            -           -         89,631
Issuance of common stock for officers'
  compensation at an average of $0.13
  per share                                       300,430      39,000           -        -            -           -         39,000
Issuance of common stock for debt and
  investment at $0.20 per share                     9,210       1,842           -        -            -           -          1,842
Issuance of common stock for directors'
  compensation at an average of $0.25 per
  share                                            16,500       4,125           -        -            -           -          4,125
Issuance of common stock for rent at $0.25
  per share                                         1,000         250           -        -            -           -            250
Issuance of common stock for equipment at
  $0.30 per share                                 600,000     180,000           -        -            -           -        180,000
Issuance of stock options for financing
  activities                                            -           -           -    2,659            -           -          2,659
Net loss                                                -           -           -        -     (434,199)          -       (434,199)
Change in market value of investments                   -           -           -        -            -     (79,179)       (79,179)
                                               ----------  ----------  ----------  -------  ------------  -------------  ---------
Balance, September 30, 1999                     5,345,511  $1,366,117   $       -   $2,659  $(1,043,735)   $ 37,901      $ 362,942
                                               ==========  ==========  ==========  =======  ============  =============  =========

  The accompanying notes are an integral part of these financial statements.

                                TREND MINING COMPANY
                       (FORMERLY SILVER TREND MINING COMPANY)
                           (AN EXPLORATION STAGE COMPANY)
                              STATEMENTS OF CASH FLOWS


                                                             Year Ended          November 4, 1998      Year Ended
                                                                                     Through
                                                          September 30, 1999    September 30, 1999  September 30, 1998
Cash flows from operating activities                      ------------------    ------------------  ------------------
      Net income (loss)                                      $  (434,199)          $  (429,180)         $  (84,984)
      Adjustments to reconcile net income (loss) to
           net cash used by operating activities:
             Depreciation                                            288                   288                   -
             Loss (gain) on investment sales                      (1,177)                 (307)                  -
             Loss on disposition and impairment of assets        136,674               136,674               1,552
             Loss on disposition of assets, discontinued          55,000                55,000
               operations
             Common stock issued for services                                                                     -
               and expenses                                      122,878               118,686                4,500
             Common stock issued in exchange for
               lease termination                                       -                     -                6,000
             Common stock issued for storage                         250                   250                    -
             Stock options issued for financing activities         2,659                 2,659                    -
      Changes in assets and liabilities:
           Inventory write off                                          -                     -               3,805
           Prepaid fees                                           (1,000)               (1,000)                   -
           Accounts payable                                         8,571                 8,571               5,693
           Accrued expenses                                        13,506                10,894              12,690
                                                             ------------            ----------          ----------
      Net cash used in operating activities                      (96,550)              (97,465)            (50,744)
                                                             ------------            ----------          ----------
Cash flows from investing activities:
           Proceeds from sale of equipment                         33,926                33,926                   -
           Proceeds from sale of mineral property                  20,000                20,000                   -
           Purchase of furniture & equipment                        (450)                 (450)             (1,072)
           Purchase of mineral properties                        (10,000)              (10,000)                   -
           Proceeds of investments sold                            16,146                15,321               8,875
                                                             ------------            ----------          ----------
      Net cash provided by investing activities                    59,622                58,797               7,803
                                                             ------------            ----------          ----------
Cash flows from financing activities:
           Proceeds from short term borrowings                      2,000                 2,000              40,000
           Sale of common stock                                    41,000                41,000               1,500
                                                             ------------            ----------          ----------
      Net cash provided by financing activities                    43,000                43,000              41,500
                                                             ------------            ----------          ----------
NET INCREASE (DECREASE) IN CASH                                     6,072                 4,332               (369)
CASH, BEGINNING OF YEAR                                             2,926                   474               3,295
                                                             ------------            ----------          ----------
CASH, END OF YEAR                                            $      8,998          $      4,806         $     2,926
                                                             ============            ==========          ==========
SUPPLEMENTAL INFORMATION:
      Interest paid                                          $        504          $        504         $         -
      Taxes paid                                             $          -          $          -         $         -
Non-cash financing activities:
      Common stock issued for acquisition of
           mineral property                                  $     89,631         $      89,631         $    75,000
      Common stock issued for acquisition of
           resale equipment                                  $    180,000         $     180,000         $         -
      Common stock issued for services and expenses          $    122,878         $     118,686         $     4,500
      Common stock issued for storage                        $        250         $         250         $         -
      Common stock issued for investment                     $      1,000         $       1,000         $         -
      Common stock issued for debt                           $        842         $         842         $    40,000
      Common stock issued in exchange for lease termination  $          -         $           -         $     6,000
      Deferred acquisition costs on mining property          $     46,242         $      46,242         $         -
      Stock options issued for financing activities          $      2,659         $       2,659         $         -


   The accompanying notes are an integral part of these financial statements.

                                TREND MINING COMPANY
                       (FORMERLY SILVER TREND MINING COMPANY)
                           (AN EXPLORATION STAGE COMPANY)
                           NOTES TO FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1999 and 1998

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS


Trend Mining Company (formerly Silver Trend Mining Company) was incorporated on September 20, 1968 under the laws of the State of Montana for the purpose of acquiring, exploring and developing mining properties. In November 1998, the Company discontinued development of silver and gold properties and changed its focus to exploration of platinum and palladium related metals only. In February 1999, the Company changed its name from Silver Trend Mining Company to Trend Mining Company to better reflect the Company's change of focus to the platinum group of metals. The Company conducts operations primarily from its offices in Coeur d'Alene, Idaho. The Company has elected a September 30 fiscal year-end.



The Company is actively seeking additional capital and management believes that additional stock can be sold to enable the Company to continue to fund its property acquisition and platinum group metals exploration activities. However, management is unable to provide assurances that it will be successful in obtaining sufficient sources of capital.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


This summary of significant accounting policies of Trend Mining Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.


ACCOUNTING METHOD
The Company's financial statements are prepared using the accrual method of accounting.


BASIC AND DILUTED LOSS PER SHARE
Basic and diluted loss per share is computed by dividing the net loss by the weighted average number of shares outstanding during the year. The weighted average number of shares is calculated by taking the number of shares outstanding and weighting them by the length of time that they were outstanding.



Outstanding options of 250,000 and 180,000 shares for the periods ended September 30, 1999 and 1998, respectively have been excluded from the calculation of loss per share as they would be antidilutive.

                                TREND MINING COMPANY
                       (FORMERLY SILVER TREND MINING COMPANY)
                           (AN EXPLORATION STAGE COMPANY)
                           NOTES TO FINANCIAL STATEMENTS
                            SEPTEMBER 30, 1999 and 1998



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


CASH AND CASH EQUIVALENTS
For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.


CHANGE IN ACCOUNTING POLICIES
During 1998, the Company changed its method of accounting for organization costs to conform to the requirement of Statement on Position 98-5 which requires start-up and organization costs to be expensed as incurred. The change (effective for fiscal years beginning after December 15, 1998 with earlier application encouraged) resulted in an increase in losses for the year ended September 30, 1998 of $31,520, ($0.02) per share.



COMPENSATED ABSENCES
The Company's employees are entitled to paid vacation, paid sick days and personal days off depending on job classification, length of service and other factors. The Company estimates that the amount of compensation for future absences is minimal and immaterial as of September 30, 1999 and accordingly, no liability has been recorded in the financial statements. The Company's policy is to recognize the cost of compensated absences when compensation is actually paid to employees.



COMPREHENSIVE INCOME (LOSS)
The Company reports comprehensive income (loss) in accordance with FASB Statement No. 130, "Reporting Comprehensive Income." Accordingly, accumulated other comprehensive income or loss is included in the Stockholder's Equity section of the Balance Sheets. Amounts are reported net of tax and include unrealized gains or losses on available for sale securities.



DERIVATIVE INSTRUMENTS
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value, at the appropriate date.



At September 30, 1999, the Company had not engaged in any transactions that would be considered derivative instruments or hedging activities.

                                TREND MINING COMPANY
                       (FORMERLY SILVER TREND MINING COMPANY)
                           (AN EXPLORATION STAGE COMPANY)
                           NOTES TO FINANCIAL STATEMENTS
                            SEPTEMBER 30, 1999 and 1998



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)




ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



EXPLORATION STAGE ACTIVITIES
The Company has been in the exploration stage since November 4, 1998 and has no revenues from operations. The Company is primarily engaged in the acquisition and exploration of mineral properties. Should the Company locate a commercial minable reserve, the Company would expect to actively prepare the site for extraction.



EXPLORATION COSTS
In accordance with generally accepted accounting principles, the Company expenses exploration costs as incurred. Exploration costs expensed during the period from the inception of exploration stage on November 4, 1998 to September 30, 1999 were $105,989.



FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts for cash, marketable securities, accounts receivable, accounts payable, notes payable and accrued liabilities approximate their fair value.



GOING CONCERN
As shown in the accompanying financial statements, the Company has no revenues, has incurred a net loss of $434,199 for the year ended September 30, 1999 and has an accumulated deficit of $1,043,735. These factors indicate that the Company may be unable to continue in existence. The financial statements do not include any adjustments related to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.



The Company's management believes that significant and imminent private placements will generate sufficient cash for the Company to continue to operate based on current expense projections.

                                TREND MINING COMPANY
                       (FORMERLY SILVER TREND MINING COMPANY)
                           (AN EXPLORATION STAGE COMPANY)
                           NOTES TO FINANCIAL STATEMENTS
                            SEPTEMBER 30, 1999 and 1998



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


IMPAIRED ASSET POLICY


The Company reviews its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. The Company recognized $14,000 as impairment to assets in 1998. The Company does not believe any adjustments are needed to the carrying value of its assets at September 30, 1999.



MINERAL PROPERTIES
Costs of acquiring mineral properties are capitalized by project area upon purchase or staking of the associated claims. Costs to maintain the mineral rights and leases are expensed as incurred. When a property reaches the production stage, the related capitalized costs will be amortized, using the units of production method on the basis of periodic estimates of ore reserves.



Mineral properties are periodically assessed for impairment of value and any diminution of value is charged to operations at the time of impairment. Should a property be abandoned, its capitalized costs are charged to operations. The Company charges to operations the allocable portion of capitalized costs attributable to properties sold. Capitalized costs are allocated to properties abandoned or sold based on the proportion of claims abandoned or sold to the claims remaining within the project area.



NON-EMPLOYEE STOCK COMPENSATION
The Company values common stock issued for services, property and investments based upon the fair market value of the common stock. Management's assessment of the fair market value of the common stock includes the current market conditions, assessment of the Company's financial position and funding requirements, and trading restrictions on the common stock issued.



RECLASSIFICATIONS
Certain amounts from prior periods have been reclassified to conform with the current period presentation. This reclassification has resulted in no changes to the Company's accumulated deficit or net losses presented.


REVERSE STOCK SPLIT
The Company authorized a 1 for 10 reverse stock split of its no par value common stock. (Note 4.) All references in the accompanying financial statements to the number of common shares outstanding and per share amounts have been restated to reflect the reverse stock split.

                                TREND MINING COMPANY
                       (FORMERLY SILVER TREND MINING COMPANY)
                           (AN EXPLORATION STAGE COMPANY)
                           NOTES TO FINANCIAL STATEMENTS
                            SEPTEMBER 30, 1999 and 1998



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)



SEGMENT REPORTING
The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in the fiscal year ended September 30, 1999. SFAS No. 131 requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect the Company's results of operations or financial position. The Company's mining properties were not engaged in any business activity. The Company had no segments engaged in business activities at September 30, 1999 and, therefore, no segment reporting is required.


NOTE 3 - MINERAL PROPERTIES


The following describes the Company's significant mineral properties:


WYOMING PROPERTIES
During the year ended September 30, 1999, the Company entered into an agreement with General Minerals Corporation (GMC) to acquire the Lake Owen Project located in Albany County, Wyoming in exchange for 715,996 shares of common stock, $40,000 in cash to be paid in four quarterly payments of $10,000 and $750,000 in exploration expenditure commitments to be incurred over a three-year option period. In May 2000, the Company issued an additional 129,938 shares of common stock under this agreement for the acquisition of the Lake Owen Project. (Notes 4 and 12).



Subsequent to the date of these financial statements, the Company located an additional 502 unpatented mining claims in an agreed area of interest near the Lake Owen Project.



The Company also staked and claimed six claims known as the Albany Claims during the year ended September 30, 1999. These claims are located in Albany County, Wyoming.



Subsequent to the date of these financial statements, the Company also staked and claimed 42 unpatented mining claims known as the Spruce Mountain claims and approximately 200 unpatented mining claims known as the Centennial West claims. These claims are also located in Albany County, Wyoming.



OREGON PROPERTY
During the year ended September 30, 1999, the Company entered into an agreement in which it would explore and stake five claims located in Jackson County, Oregon known as the Shamrock property. Subsequent to the date of these financial statements, all transactions have been completed and the Company has acquired title to these claims.

                                TREND MINING COMPANY
                       (FORMERLY SILVER TREND MINING COMPANY)
                           (AN EXPLORATION STAGE COMPANY)
                           NOTES TO FINANCIAL STATEMENTS
                            SEPTEMBER 30, 1999 and 1998



NOTE 3 - MINERAL PROPERTIES (CONTINUED)



NEVADA PROPERTY
During the year ended September 30, 1999, the Company entered into an agreement whereby Mountain Gold Exploration would explore and stake claims, transferring title to the Company upon completion of the efforts. Subsequent to the date of these financial statements, transactions were finalized for nine claims known as the Hardrock Johnson Property located in Clark County, Nevada.



MONTANA PROPERTIES
During March 2000, the Company acquired an option to purchase eight mining claims in Madison County, Montana, called the Intrepid Claims. Subsequent to the date of these financial statements, the Company has paid $5,800 cash and issued 100,000 shares of its common stock at $0.30 per share under this option agreement. If the Company has not terminated the agreement by November 2001, an additional 100,000 shares of its common stock will be issued. This property is part of the Company's Vanguard Project.



Additionally, in March and June 2000, the Company staked 113 claims for the Vanguard Project. Also, the Company staked 46 claims known as the McCormick Creek Project in Missoula County, Montana.



CALIFORNIA PROPERTY
Subsequent to the date of these financial statements, the Company located 72 unpatented mining claims, known as the Pole Corral property, in Tehema County, California.



CANADIAN PROPERTY
Subsequent to the date of these financial statements, in August 2000, the Company entered into an agreement whereby Spectra Management Corporation would explore and stake five claims representing about 66,000 acres for the Company in northern Saskatchewan. This property is known as the Reindeer Lake Claims.



The following properties are being disposed of as discontinued operations pursuant to the Company's new focus on platinum and palladium related metals exploration which commenced November 4, 1998:



NEVADA PROPERTY
In 1997, the Company acquired the Pyramid Mine, which consists of five unpatented lode mining claims near Fallon, Nevada. The claims are within the Walker Indian Reservation and located on the site of an old bombing range. As of the date of these financial statements, no clean up has commenced on these claims. The Company is not aware of any pending requirements for clean up of hazardous materials.

                                TREND MINING COMPANY
                       (FORMERLY SILVER TREND MINING COMPANY)
                           (AN EXPLORATION STAGE COMPANY)
                           NOTES TO FINANCIAL STATEMENTS
                            SEPTEMBER 30, 1999 and 1998



NOTE 3 - MINERAL PROPERTIES (CONTINUED)


IDAHO PROPERTY

During the 1960's, the Company acquired the Silver Strand Mine located in Kootenai County, Idaho. The area is an inactive silver mine site and was formerly used by a government agency to conduct research on workers' safety. The Company completed a four hole drill program on the property in 1998. In July 2000, the Company sold this property to New Jersey Mining Company for common stock in New Jersey Mining. (See Note 12).


ALASKA PROPERTY

During the year ended September 30, 1998, the Company purchased, through the issuance of 150,000 shares of its common stock, four patented mining claims known as the Rae Wallace Mine located just north of Anchorage, Alaska. The property was recorded at the fair market value of the shares paid on the date of issuance at $0.50 per share for a total purchase price of $75,000 (Note 4). In the year ended September 30, 1999, the Company sold the property for $20,000, resulting in a loss of $55,000. The Company retained a 2.5% net smelter return in the property, which is not valued for financial purposes.


NOTE 4 - COMMON STOCK

During the year ended September 30, 1998, the Company issued 150,000 shares of its common stock in exchange for mineral properties (Note 3) and sold 7,500 shares of common stock for $1,500. The Company also issued 80,000 shares of common stock in payment of a $40,000 debt and issued 12,000 shares of common stock for a lease termination valued at $6,000. Officers of the Company received 9,000 shares of common stock as compensation valued at $4,500.



On February 16, 1999, the Board of Directors authorized a 1 for 10 reverse stock split of the Company's no par value common stock. As a result of the split, 26,356,430 shares were retired. All references in the accompanying financial statements to the number of common shares and per-share amounts for the years ended September 30, 1999 and 1998 have been restated to reflect the reverse stock split.

                                TREND MINING COMPANY
                       (FORMERLY SILVER TREND MINING COMPANY)
                           (AN EXPLORATION STAGE COMPANY)
                           NOTES TO FINANCIAL STATEMENTS
                            SEPTEMBER 30, 1999 and 1998



NOTE 4 - COMMON STOCK (CONTINUED)



During the fiscal year ended September 30, 1999, the Company issued 555,000 shares of common stock for cash valued at $41,000; 839,121 shares of common stock valued at $74,753 for consulting services; 715,996 shares of common stock valued at $89,631 for a mineral property; and 300,430 shares of common stock valued at $39,000 as officer compensation. An additional 9,210 shares of common stock was issued for a debt of $340, Atlas Mining common stock valued at $427, and Mines Corporation common stock valued at $1,075. Directors of the Company were issued 16,500 shares of common stock valued at $4,125 for compensation. Also, 50,000 shares of common stock were issued for $5,000 in prepaid expenses, 1,000 shares of common stock were issued for $250 of storage rent and 600,000 shares of common stock were issued for $180,000 in mining equipment.



From September 30, 1999 to October 31, 2000, the Company issued 12,923,598 shares of common stock for cash, services and mineral properties.



NOTE 5 - COMMON STOCK OPTIONS AND WARRANTS



The Company has a Stock Option Plan, which was initiated to encourage and enable qualified officers, directors and other key employees to acquire and retain a proprietary interest in the Company by ownership of its common stock. A total of ten percent of the currently issued and outstanding shares of the Company's common stock may be subject to, or issued pursuant to the terms of the plan. As of September 30, 1999, no options under this plan had been issued. During 1999 and 1998, the Company issued options associated with equity and financing agreements.



During 1998, the Company originally granted options to acquire 200,000 shares of common stock to Ashington Mining Corporation at prices varying from $0.10 to $1.00 per share for the purpose of raising additional capital. This agreement was modified prior to September 30, 1998 reducing the shares to 180,000 and changing the prices to $0.20 to $1.00 per share of common stock. This agreement was further amended in July 2000 reducing the outstanding options to 50,000. The fair value of each option granted was estimated on the grant date using the Black-Scholes Option Price Calculation. The following assumptions were made to estimate fair value: the risk-free interest rate was 5.5%, volatility was 30%, and the expected life of the options varied from one to four years. Accordingly, $2,659 of the option's expense was initially recorded in the Company's financial statements as financing costs.



During 1999, the Company granted various stockholders options to acquire 150,000 shares of common stock at prices varying from $0.15 to $0.35 per share as additional incentives for various stock purchases.

                                TREND MINING COMPANY
                       (FORMERLY SILVER TREND MINING COMPANY)
                           (AN EXPLORATION STAGE COMPANY)
                           NOTES TO FINANCIAL STATEMENTS
                            SEPTEMBER 30, 1999 and 1998



NOTE 5 - COMMON STOCK OPTIONS AND WARRANTS (CONTINUED)



Following is a summary of the status of options during the years ended September 30, 1999 and 1998:



                                                            Number                  Weighted Average
                                                          Of Shares                  Exercise Price
                                                          ---------                 ----------------
Outstanding at October 1, 1997                                    -                      $    -
Granted                                                     180,000                         .41
                                                          ----------                     --------
Outstanding at September 30, 1998                           180,000                      $  .41
                                                           =========                     ========

Options exercisable at September 30, 1998                   180,000                      $  .41
                                                           =========                     ========

Outstanding at October 1, 1998                              180,000                      $  .41
Granted                                                     150,000                         .27
Expired                                                      80,000                         .20
                                                           ---------                     --------

Outstanding at September 30, 1999                           250,000                      $  .39
                                                           =========                     ========

Options exercisable at September 30, 1999                   250,000                      $  .39
                                                           =========                     ========

                                                            Number                     Average Price
              Exercise Date                                Of Shares                    Per Share
-------------------------------------                      ---------                   -------------
On or before January 22, 2000                                50,000                     $   .35
On or before July 19, 2000                                   25,000                         .20
On or before August 13, 2000                                100,000                         .23
On or before July 19, 2001                                   50,000                         .50
On or before July 19, 2002                                   25,000                        1.00



Subsequent to September 30, 1999 and prior to October 31, 2000 the Company issued additional options for 9,938,095 shares of common stock and warrants for common stock totaling 8,179,761 shares.


NOTE 6 - RELATED PARTY TRANSACTIONS

The Company has accrued director and officer fees in the amounts of $9,746 and $12,750 at September 30, 1999 and 1998, respectively. These amounts are included in accrued expenses in the accompanying financial statements.

                                TREND MINING COMPANY
                       (FORMERLY SILVER TREND MINING COMPANY)
                           (AN EXPLORATION STAGE COMPANY)
                           NOTES TO FINANCIAL STATEMENTS
                            SEPTEMBER 30, 1999 and 1998


NOTE 7 - PROPERTY AND EQUIPMENT


Property and equipment are recorded at cost. Major additions and improvements are capitalized. Minor replacements, maintenance and repairs that do not increase the useful lives of the assets are expensed as incurred. Depreciation of property and equipment is being calculated using the straight-line method over the expected useful lives of five years of the assets. Depreciation expense for the year ended September 30, 1999 was $288.



The following is a summary of property, equipment and accumulated depreciation.



                                              September 30,              September 30,
                                                  1999                       1998
                                              -------------              -------------
      Furniture and Equipment                   $   1,285                 $        -
      Less accumulated depreciation                 (288)                          -
                                              -------------              -------------
                                                $     997                          -
                                              =============              =============


NOTE 8 - INVESTMENTS


The Company's securities investments are classified as available for sale securities which are recorded at fair value in investments and other assets on the balance sheet, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. The Company has no securities which are classified as trading securities.



The Company recognized a loss in other comprehensive income for change in market value of investments of $79,179 for the year ended September 30, 1999, while the Company recognized a gain in other comprehensive income of $117,080 for the year ended September 30, 1998.


Available-for-sale securities consist of common stock stated at fair value and are summarized as follows:

                                                                             September 30,
                                                                 ------------------------------------
                            Investment                                   1999            1998
            --------------------------------------               -----------------   ----------------
             New Jersey Mining Company                            $  94,000               $  172,000
             Royal Silver Mines, Inc.                                 2,750                      -
             Global Income Fund Class A                                   -                    8,150
             U.S. Government Securities Series
                     Class A                                              -                    4,341
                                                                 -----------              -----------
                                                                  $  96,750               $  184,491
                                                                 ===========              ===========

                                TREND MINING COMPANY
                       (FORMERLY SILVER TREND MINING COMPANY)
                           (AN EXPLORATION STAGE COMPANY)
                           NOTES TO FINANCIAL STATEMENTS
                            SEPTEMBER 30, 1999 and 1998



NOTE 9 - INCOME TAXES



For the year ended September 30, 1998, the Company filed its required federal income tax return. At that time, the Company had net operating losses of $55,000. During the year ended September 30, 1999, the Company accumulated operating losses approximating $425,000. These operating losses may be offset against future taxable income, however there is no assurance that the Company will have income in the future. Accordingly, the potential tax benefits of the net operating loss carryforward is offset by a valuation allowance of the same amount. The Company's ability to utilize these net operating loss carryforwards may be limited by subsequent ownership changes.



The Company has not filed a tax return for year ended September 30, 1999, and is considered deficient with respect to that filing. As the above operating losses will carry forward to income tax return for the year ended September 30, 1999 it is unlikely that the Internal Revenue Service will impose penalties for underpayment of income taxes. However, the Company may be subject to failure to timely file penalties that are considered immaterial to these financial statements. Therefore, no provision for this uncertainty has been reported in the financial statements of the Company.


NOTE 10 - SUBSEQUENT EVENTS


TIGRIS FINANCIAL GROUP LTD./ELECTRUM LLC

On December 29, 1999, the Company entered into a stock purchase agreement with Tigris Financial Group Ltd. under which Tigris purchased 1,000,000 shares of the Company's common stock for $100,000, was granted an option until March 28, 2000 to acquire up to an additional 3,500,000 shares of common stock for an exercise price of $0.14 per share, or $490,000 in the aggregate, and was granted an option to purchase, for $10,000, warrants to buy an additional 6,250,000 shares of the Company's common stock at an exercise price of $0.40 per share. On March 8, 2000, Tigris assigned its rights under the stock purchase agreement to Electrum LLC.



Electrum exercised its option and acquired 3,500,000 shares of the Company's common stock in March 2000. Pursuant to the terms of the stock purchase agreement, upon exercise of this first option, Electrum was granted an option until September 25, 2000 to purchase up to an additional 4,608,000 shares of common stock at an exercise price of $0.14 per share, or $645,120 in the aggregate.

                                TREND MINING COMPANY
                       (FORMERLY SILVER TREND MINING COMPANY)
                           (AN EXPLORATION STAGE COMPANY)
                           NOTES TO FINANCIAL STATEMENTS
                            SEPTEMBER 30, 1999 and 1998



NOTE 10 - SUBSEQUENT EVENTS (CONTINUED)


TIGRIS FINANCIAL GROUP LTD./ELECTRUM LLC (CONTINUED)

On June 27, 2000, the Company and Electrum entered into an amendment to the stock purchase agreement pursuant to which the option to purchase 4,608,000 shares was terminated. These options were replaced with an option until July 5, 2000 to acquire up to an additional 1,597,588 shares at $0.062 per share or $100,000 in the aggregate and, upon exercise in full of this option, an option until September 25, 2000 to acquire up to an additional 4,470,174 shares at an exercise price of $0.115 per share, or $545,120 in the aggregate. In addition, the option to purchase warrants was terminated and replaced with an option to purchase, for $10,000, warrants to buy up to 7,979,761 shares at an exercise price of $0.40 per share until September 20, 2003.



Electrum has exercised all of its options to purchase the Company's common stock and its option to purchase the warrant. In connection with its acquisition of those shares, Electrum assigned 3,530,174 shares and 500,000 warrants to third parties. Tigris and Electrum owns 7,307,588 shares, or approximately 40% of the Company's outstanding common stock and, upon exercise of Electrum's warrants and assuming the Company has issued no other shares, would own 14,787,349 shares, or approximately 57% of the Company's then outstanding common stock.



Electrum had certain preemptive rights which were not exercised and have been subsequently terminated. Tigris and Electrum have the right to proportional representation on the Company's board of directors and registration rights for all of the Company's common stock acquired through this agreement by them.


MINERAL PROPERTIES

Subsequent to the date of these financial statements, the Company acquired substantial additional exploration properties. (Note 3.)

                                TREND MINING COMPANY
                       (FORMERLY SILVER TREND MINING COMPANY)
                           (AN EXPLORATION STAGE COMPANY)
                           NOTES TO FINANCIAL STATEMENTS
                            SEPTEMBER 30, 1999 and 1998


NOTE 11 - YEAR 2000 ISSUES


The Company has modified its business technologies to be ready for the year 2000. Critical data processing systems have been reviewed and the Company does not expect a significant effect on internal operations. Trend Mining Company could be adversely affected if the computer systems its suppliers or customers use do not properly process and calculate date-related information and data for the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment, elevators, etc. At this time, because of the complexities involved in the issue, management cannot provide absolute assurances that the Year 2000 issue will not have an impact on the Company's operations. The costs related to Year 2000 compliance have been expensed as incurred.


NOTE 12 - COMMITMENTS AND CONTINGENCIES

LAKE OWEN OPTION AGREEMENT

In July 1999, the Company executed an option agreement with General Minerals Corporation (hereinafter "GMC") wherein the Company can earn a 100% interest in a mineral property in Albany County, Wyoming in exchange for its payment of exploration expenditures during the three-year option period which commenced on July 27, 1999. Under the agreement, the Company is obligated to spend $750,000 on exploration expenditures for this project commonly known as the Lake Owen property, during the option period, with no less than $150,000 of such expenditures to be made within the first year.



In consideration for the aforementioned option, the Company has paid GMC $40,000 in cash and issued to GMC 715,996 shares in 1999 and an additional 129,938 shares in 2000. Subsequent to the date of these financial statements, in connection with the exercise and termination of certain preemptive rights, GMC acquired 616,961 shares and a warrant for an additional 200,000 shares.


NEW JERSEY MINING COMPANY
In July 2000, the Company entered into an agreement with New Jersey Mining Company (New Jersey) whereby the Company received 50,000 shares of New Jersey's restricted common stock in exchange for New Jersey's opportunity to earn a 100% interest less a net smelter royalty in the Company's unpatented claims in Kootenai County, Idaho. This agreement, concerning the claims known as the Silver Strand Mine, will require the following three-year work commitment payable in New Jersey common stock as follows:

                                TREND MINING COMPANY
                       (FORMERLY SILVER TREND MINING COMPANY)
                           (AN EXPLORATION STAGE COMPANY)
                           NOTES TO FINANCIAL STATEMENTS
                            SEPTEMBER 30, 1999 and 1998



NOTE 12 - COMMITMENTS AND CONTINGENCIES (CONTINUED)


                           Year 1                             $   25,000
                           Year 2                                 50,000
                           Year 3                                125,000
                                                              -----------
                           Total                              $  200,000
                                                              ===========


The Company will retain a 1.5% net smelter return until an aggregate of $50,000 in net smelter royalties have been received. Thereafter, the Company's net smelter return will decrease to 0.5%.


LEASE AGREEMENTS
The Company rents office facilities in Coeur d'Alene, Idaho on a month-to-month basis for $350 per month. Total rents paid during the year ended September 30, 1999 were $4,200.


Subsequent to the date of these financial statements in October 2000, the Company entered into a lease for its executive offices in Coeur d'Alene. The lease has a three year term with monthly rent of $2,656 in addition to a $2,656 security deposit. The Company has the option to extend the lease for an additional two years at a monthly rent of $2,921.


Subsequent to the date of these financial statements, in July 2000, the Company entered into a new lease agreement for additional office facilities in Reno, Nevada. The agreement is a two year lease and calls for monthly payments of $1,725 during the first year and $1,775 during the second year in addition to a $350 security deposit. For two months prior to the signing of this lease, the Company had occupied the facilities on a month-to-month basis for $1,714 per month.


NOTE 13 - IMPAIRMENT OF ASSETS

During the year ended September 30, 1999, the Company initiated a plan to dispose of mining equipment. In connection with the plan of disposal, the Company determined that the carrying value of such assets exceeded their fair values. Accordingly, a loss of $14,000, which is included as part of loss on disposition and impairment of assets, and represents the excess of the carrying value of $18,000, over the fair value of $4,000, has been charged to operations in the year ended September 30, 1999. The fair value is based on the net selling price estimated relative to current market conditions. The loss on impairment of $14,000 is included as part of $136,674 loss from disposition and impairment of assets. The majority of this loss is from the sale of mining equipment.

                                TREND MINING COMPANY
                       (FORMERLY SILVER TREND MINING COMPANY)
                           (AN EXPLORATION STAGE COMPANY)
                           NOTES TO FINANCIAL STATEMENTS
                            SEPTEMBER 30, 1999 and 1998



NOTE 14 - DISCONTINUED OPERATIONS



On November 4, 1998, the Company adopted a formal plan to sell its silver and gold operations. Net assets of discontinued operations totaled $269,086. These assets consisted of the Company's mineral properties.



Operating results for the eleven months ended September 30, 1999 are shown separately in the accompanying Statement of Operations and Comprehensive Income.



Assets of the silver and gold operations sold consisted of the Rae Wallace Mine located in Anchorage, Alaska. The Company sold the property for $20,000 and recognized a loss of $55,000, which is recorded in the Statement of Operations and Comprehensive Income. Mineral property expense related to discontinued operations were recorded at $8,662 in the year ended September 30, 1999.

The Board of Directors
Trend Mining Company
Coeur d'Alene, Idaho



                           ACCOUNTANT'S REVIEW REPORT



We have reviewed the accompanying balance sheet of Trend Mining Company (an exploration stage company) as of June 30, 2000 and the related statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for the nine months ended June 30, 2000 and 1999 and from November 4, 1998 (inception of exploration stage) to June 30, 2000. These financial statements are the responsibility of the Company's management.



We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.



Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.



The financial statements for the period ended September 30, 1999 were audited by us and we expressed an unqualified opinion on them in our report dated November 13, 2000, but we have not performed any auditing procedures since that date.



The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has been in the exploration stage since its inception on November 4, 1998. Realization of a major portion of the assets is dependent upon the company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Williams & Webster
CERTIFIED PUBLIC ACCOUNTANTS
Spokane, Washington
November 14, 2000

                              TREND MINING COMPANY
                      (FORMERLY SILVER TREND MINING COMPANY)
                          (AN EXPLORATION STAGE COMPANY)
                                 BALANCE SHEETS



                                                                                      June 30,                September 30,
                                                                                       2000                      1999
                                                                                    (Unaudited)
                                                                                ---------------------     -----------------------
ASSETS
CURRENT ASSETS
          Cash                                                                  $             35,841      $                8,998
          Prepaid fees                                                                             -                       1,000
          Related party receivable                                                             3,056                           -
          Equipment held for resale                                                            4,000                       4,000
                                                                                    -----------------        --------------------
                  TOTAL CURRENT ASSETS                                                        42,897                      13,998
                                                                                    -----------------        --------------------
MINERAL PROPERTIES                                                                           181,673                     145,873
                                                                                    -----------------        --------------------
PROPERTY AND EQUIPMENT                                                                        28,241                         997
                                                                                    -----------------        --------------------
OTHER ASSETS
          Deposit                                                                              1,000                           -
          Investments                                                                        105,750                      96,750
                                                                                    -----------------        --------------------
                  TOTAL OTHER ASSETS                                                         106,750                      96,750
                                                                                    -----------------        --------------------
NON CURRENT ASSETS
          Net assets of discontinued operations                                              194,086                     194,086
                                                                                    -----------------        --------------------
TOTAL ASSETS                                                                    $            553,647      $              451,704
                                                                                    =================        ====================
LIABILITIES AND
          STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
          Accounts payable                                                      $             77,405      $               14,264
          Accrued expenses                                                                    19,481                      16,510
          Related party payables                                                              10,000                       9,746
          Deferred mineral property acquisition costs                                              -                      46,242
          Short-term notes payable                                                             2,000                       2,000
          Notes payable - current portion                                                      2,995                           -
                                                                                    -----------------        --------------------
                  TOTAL CURRENT LIABILITIES                                                  111,881                      88,762
                                                                                    -----------------        --------------------
LONG-TERM DEBT
          Notes payable - net of current portion                                              11,098                           -
                                                                                    -----------------        --------------------
COMMITMENTS AND CONTINGENCIES                                                                      -                           -
                                                                                    -----------------        --------------------
STOCKHOLDERS' EQUITY
          Common stock, no par value, 30,000,000
                  shares authorized;13,266,102 and 5,345,511
                  shares issued and outstanding,
                  respectively                                                             2,360,934                   1,366,117
          Stock options and warrants                                                          24,065                       2,659
          Accumulated deficit                                                             (1,997,918)                 (1,043,735)
          Accumulated other comprehensive income                                              45,587                      37,901
                                                                                    -----------------        --------------------

                  TOTAL STOCKHOLDERS' EQUITY                                                 430,668                     362,942
                                                                                    -----------------        --------------------
TOTAL LIABILITIES AND
          STOCKHOLDERS' EQUITY                                                  $            553,647      $              451,704
                                                                                    =================        ====================



                See accountant's review report and accompanying notes.

                              TREND MINING COMPANY
                      (FORMERLY SILVER TREND MINING COMPANY)
                          (AN EXPLORATION STAGE COMPANY)
             STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)



                                                      Three Months Ended              Nine Months Ended          November 4, 1998
                                                           June 30,                       June 30,                (Inception of
                                                 ------------------------------  -----------------------------  Exploration Stage)
                                                      2000            1999            2000           1999        to June 30, 2000
                                                  (Unaudited)      (Unaudited)      (Unaudited)    (Unaudited)     (Unaudited)
                                                 ---------------------------------------------------------------------------------
REVENUES                                                $       -       $       -       $       -         $     -       $       -
                                                       ------------    ------------    ------------    ------------    ------------
GENERAL AND ADMINISTRATIVE EXPENSES
          Mineral property expense                          387,238          40,661         499,573          78,837         605,562
          Officers & directors compensation                  27,190          22,500         145,690          46,475         227,723
          Legal & professional                               34,605           5,849          77,091          11,217          89,836
          Other administrative expense                       73,826          10,903         154,331          21,451         183,309
          Depreciation                                        3,105              72           3,980             216           4,268
                                                       ------------    ------------    ------------    ------------    ------------
                  Total Expenses                            525,964          79,985         880,665         158,196       1,110,698
                                                       ------------    ------------    ------------    ------------    ------------
OPERATING LOSS                                             (525,964)        (79,985)       (880,665)       (158,196)     (1,110,698)
                                                       ------------    ------------    ------------    ------------    ------------
OTHER INCOME (EXPENSE)
          Dividends & interest income                           773             135             927             287           1,182
          Gain on investment sales                              -               -             5,420          19,177           5,727
          Loss on disposition and
            impairment of assets                                -           (55,000)            -          (209,674)       (136,674)
          Interest expense                                     (618)            (43)           (618)            (43)         (1,122)
          Financing expenses                                (76,321)            -           (76,321)            -           (78,980)
          Miscellaneous income                                  -               -               100           2,000           3,890
                                                       ------------    ------------    ------------    ------------    ------------
                  Total Other Income and expenses           (76,166)        (54,908)        (70,492)       (188,253)       (205,977)
                                                       ------------    ------------    ------------    ------------    ------------
LOSS BEFORE INCOME TAXES                                   (602,130)       (134,893)       (951,157)       (346,449)     (1,316,675)
PROVISION FOR INCOME TAXES                                      -               -               -               -               -
                                                       ------------    ------------    ------------    ------------    ------------
LOSS FROM CONTINUING OPERATIONS                            (602,130)       (134,893)       (951,157)       (346,449)     (1,316,675)
LOSS FROM DISCONTINUED OPERATIONS
          Loss from operations of gold and silver
          mining (net of income taxes of $0)                    -               -            (3,026)            -           (66,688)
                                                       ------------    ------------    ------------    ------------    ------------
NET LOSS                                                   (602,130)       (134,893)       (954,183)       (346,449)     (1,383,363)
OTHER COMPREHENSIVE INCOME (LOSS)
          Change in market value of investments                 -           (16,000)          5,686         (47,000)        (73,493)
                                                       ------------    ------------    ------------    ------------    ------------
COMPREHENSIVE LOSS                                     $   (602,130)   $   (150,893)   $   (948,497)   $   (393,449)   $ (1,456,856)
                                                       ============    ============    ============    ============    ============
BASIC AND DILUTED NET LOSS
          PER COMMON SHARE,
          CONTINUING OPERATIONS                        $      (0.06)   $      (0.04)   $      (0.12)   $      (0.13)   $      (0.27)
                                                       ============    ============    ============    ============    ============
BASIC AND DILUTED NET LOSS
          PER COMMON SHARE,
          DISCONTINUED OPERATIONS                      $        -      $        -      $        nil    $        -      $      (0.01)
                                                       ============    ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
          BASIC AND DILUTED
          COMMON SHARES OUTSTANDING                      10,829,671       3,053,634       7,628,199       2,675,412       4,815,379
                                                       ============    ============    ============    ============    ============



                See accountant's review report and accompanying notes.

                              TREND MINING COMPANY
                      (FORMERLY SILVER TREND MINING COMPANY)
                          (AN EXPLORATION STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY



                                                    Common Stock
                                              -------------------------     Stock                       Other
                                                Number                    Options and   Accumulated  Comprehensive
                                               of Shares      Amount       Warrants       Deficit       Income         Total
                                              -----------   -----------   -----------   -----------  -----------    -----------
Balance, October 1, 1998                        2,258,254   $   930,516  $        -     $  (609,536) $   117,080    $   438,060
Issuance of common stock for cash
  at an average of $0.07 per share                555,000        41,000           -             -            -           41,000
Issuance of common stock for prepaid
  expenses at $0.10 per share                      50,000         5,000           -             -            -            5,000
Issuance of common stock for consulting
  services at an average of $0.09 per share       839,121        74,753           -             -            -           74,753
Issuance of common stock for mineral
  property at $0.13 per share                     715,996        89,631           -             -            -           89,631
Issuance of common stock for officers'
  compensation at an average of $0.13 per
  share                                           300,430        39,000           -             -            -           39,000
Issuance of common stock for debt and
  investment at $0.20 per share                     9,210         1,842           -             -            -            1,842
Issuance of common stock for directors'
  compensation at an average of $0.25 per
  share                                            16,500         4,125           -             -            -            4,125
Issuance of common stock for rent at $0.25
  per share                                         1,000           250           -             -            -              250
Issuance of common stock for equipment at
  $0.30 per share                                 600,000       180,000           -             -            -          180,000
Issuance of stock options for financing
  activities                                                                    2,659                                     2,659
Net loss                                              -             -             -        (434,199)         -         (434,199)
Other comprehensive income (loss)                     -             -             -             -        (79,179)       (79,179)
                                              -----------   -----------   -----------   -----------  -----------    -----------
Balance, September 30, 1999                     5,345,511     1,366,117         2,659    (1,043,735)      37,901        362,942
Issuance of common stock to officers as                                                              -----------    -----------
  compensation at an average of $0.28 per
  share                                            64,694        17,900           -             -            -           17,900
Issuance of common stock for services at
  an average of $0.10 per share                   440,177        43,198           -             -            -           43,198
Issuance of common stock for mineral
  property at $0.30 per share                     100,000        30,000           -             -            -           30,000
                                              -----------   -----------   -----------   -----------  -----------    -----------
Balance carried forward                         5,950,382   $ 1,457,215   $     2,659   $(1,043,735) $    37,901    $   454,040
                                              -----------   -----------   -----------   -----------  -----------    -----------



                See accountant's review report and accompanying notes.

                                TREND MINING COMPANY
                        (FORMERLY SILVER TREND MINING COMPANY)
                            (AN EXPLORATION STAGE COMPANY)
                           STATEMENT OF STOCKHOLDERS' EQUITY

                                                            Common Stock
                                                       ------------------------     Stock                     Other
                                                          Number                 Options and  Accumulated  Comprehensive
                                                        of Shares      Amount      Warrants     Deficit      Income       Total
                                                       -----------  -----------   ---------  -------------  --------    ---------
Balance carried forward                                 5,950,382   $ 1,457,215   $  2,659   $ (1,043,735)  $ 37,901    $ 454,040
Issuance of common stock for investments at
       $0.13 per share                                    200,000        26,000          -               -         -       26,000

Issuance of common stock for cash at an average of
       $0.11 per share                                  6,553,835       723,531          -               -         -      723,531

Issuance of common stock as an incentive fees
       at $0.25 per share                                  65,285        16,321          -               -         -       16,321

Issuance of common stock and options for employee
       compensation at $0.30 per share                     16,667         5,000      2,173               -         -        7,173

Issuance of common stock and options to directors
       as compensation at an average of $0.38 per share   150,000        56,625      9,233               -         -       65,858

Issuance of common stock for deferred mineral property
       acquisition costs at $0.13 per share               129,938        16,242          -               -         -       16,242

Issuance of common stock for modification of
       stockholder agreement at $0.30 per share           200,000        60,000          -               -         -       60,000

Miscellaneous common stock adjustments                        (5)             -          -               -         -            -

Cash received for the issuance of common stock
       warrants for 7,979,761 shares for stock                  -             -     10,000               -         -       10,000

Net loss for the nine months ended June 30, 2000                -             -          -       (954,183)         -     (954,183)

Other comprehensive income (loss)                               -             -          -               -     5,686        5,686
                                                       ----------   -----------   ---------  -------------  --------    ---------
Balance, June 30, 2000, unaudited                      13,266,102   $ 2,360,934   $ 24,065   $ (1,997,918)  $ 43,587    $ 430,668
                                                       ==========   ===========   =========  =============  ========    =========



              See accountant's review and accompanying notes.

                                TREND MINING COMPANY
                        (FORMERLY SILVER TREND MINING COMPANY)
                            (AN EXPLORATION STAGE COMPANY)
                               STATEMENTS OF CASH FLOWS



                                                                            Nine Months Ended      November 4, 1998
                                                                                June 30,            (Inception of
                                                                       -------------------------  exploration stage)
                                                                          2000         1999        to June 30, 2000
                                                                       (Unaudited)  (Unaudited)     (Unaudited)
                                                                       -------------------------    -------------
Cash flows from operating activities:
     Net income (loss)                                                $ (954,183)    $(346,449)   $ (1,383,363)
     Adjustments to reconcile net income (loss) to
        net cash used by operating activities:
             Depreciation                                                   3,980           216           4,268
             Gain on investment sales                                           -             -           (307)
             Loss on disposition of assets, discontinued operations         3,026             -          58,026
             Loss on disposal and impairment of assets                          -       209,674         136,674
             Common stock and options issued as compensation               90,931             -          90,931
             Common stock issued for services                              43,198        52,007         166,076
             Common stock issued for incentive fees                        16,321             -          16,321
             Common stock issued for agreement modification                60,000             -          60,000
             Common stock issued for rent                                       -             -             250
             Options issued for financing activities                            -             -           2,659
     Changes in assets and liabilities:
        Prepaid expense                                                     1,000             -               -
        Related party receivable                                          (3,056)             -         (3,056)
        Equipment available for resale                                          -       (4,000)               -
        Accounts payable                                                   63,141         6,641          71,712
        Accrued expenses                                                    2,971         2,750          13,865
        Related party payables                                                254             -             254
                                                                        ---------      --------       ---------
     Net cash used in operating activities                              (672,417)      (79,161)       (765,690)
                                                                        ---------      --------       ---------
Cash flows from investing activities:
        Payment of deposit                                                (1,000)             -         (1,000)
        Purchase of furniture & equipment                                (18,425)         (450)        (18,875)
        Proceeds from sales of equipment                                        -        32,300          33,926
        Proceeds from sales of mineral property                                 -        20,000          20,000
        Purchases of mineral properties                                  (30,000)             -         (40,000)
        Purchase of investments                                                 -        14,440               -
        Proceeds from investments                                          18,923         (262)          34,244
                                                                        ---------      --------       ---------
     Net cash provided by (used in) investing activities                 (30,502)        66,028          28,295
                                                                        ---------      --------       ---------
Cash flows from financing activities:
        Capital lease payments                                            (1,769)             -         (1,769)
        Proceeds from short term borrowings                                     -         2,000           2,000
        Payments on short term borrowing                                  (2,000)             -          (2,000)
        Sale of common stock                                              723,531        21,500         764,531
        Sale of warrants for common stock                                  10,000             -          10,000
                                                                        ---------      --------       ---------
     Net cash provided by financing activities                            729,762        23,500         772,762
NET INCREASE IN CASH                                                       26,843        10,367          35,367
CASH, BEGINNING OF PERIOD                                                   8,998         2,926             474
                                                                        ---------      --------       ---------
CASH, END OF PERIOD                                                   $    35,841    $   13,293   $      35,841
                                                                        =========      ========       =========
SUPPLEMENTAL INFORMATION:
     Interest paid in cash                                            $       618    $        -   $       1,122
     Taxes paid in cash                                               $         -    $        -   $           -
Non-cash financing activities:
     Common stock and options issued as compensation                  $    90,931    $        -   $      90,931
     Common stock issued for services                                 $    43,198    $   52,007   $     161,884
     Common stock issued for agreement modification                   $    60,000    $        -   $      60,000
     Common stock issued for investment                               $    26,000    $    1,000   $      27,000
     Common stock issued for debt                                     $         -    $      842   $         842
     Common stock issued for property
        acquisition                                                   $    46,242    $        -   $     135,873
     Common stock issued for incentive fees                           $    16,321    $        -   $      16,321
     Common stock issued for storage rent                             $         -    $        -   $         250
     Common stock issued for equipment for resale                     $         -    $  180,000   $     180,000
     Purchase of equipment with financing agreements                  $    14,093    $        -   $      14,093


              See accountant's review and accompanying notes.

                                TREND MINING COMPANY
                        (FORMERLY SILVER TREND MINING COMPANY)
                            (AN EXPLORATION STAGE COMPANY)
                     NOTES TO FINANCIAL STATEMENTS JUNE 30, 2000


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS




Trend Mining Company (formerly Silver Trend Mining Company) was incorporated on September 20, 1968 under the laws of the State of Montana for the purpose of acquiring, exploring and developing mining properties. In November 1998, the Company discontinued development of silver and gold properties and changed it focus to exploration of platinum and palladium related metals only. In February 1999, the Company changed its name from Silver Trend Mining Company to Trend Mining Company to better reflect the Company's change of focus to the platinum group of metals. The Company conducts operations primarily from its offices in Coeur d'Alene, Idaho. The Company has elected a September 30 fiscal year-end.



The Company is actively seeking additional capital and management believes that additional stock can be sold to enable the Company to continue to fund its property acquisition and platinum group metals exploration activities. However, management is unable to provide assurances that it will be successful in obtaining sufficient sources of capital.



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Trend Mining Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.



ACCOUNTING METHOD
The Company's financial statements are prepared using the accrual method of accounting.



BASIC AND DILUTED LOSS PER SHARE
Basic and diluted loss per share is computed by dividing the net loss by the weighted average number of shares outstanding during the year. The weighted average number of shares is calculated by taking the number of shares outstanding and weighting them by the length of time that they were outstanding.



Outstanding options and warrants representing 13,220,268 and 250,000 shares for the periods ended June 30, 2000 and September 30, 1999, respectively, have been excluded from the calculation of loss per share as they would be antidilutive.



CASH AND CASH EQUIVALENTS
For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

                                TREND MINING COMPANY
                        (FORMERLY SILVER TREND MINING COMPANY)
                            (AN EXPLORATION STAGE COMPANY)
                     NOTES TO FINANCIAL STATEMENTS JUNE 30, 2000



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


CHANGE IN ACCOUNTING POLICIES
During 1998, the Company changed its method of accounting for organization costs to conform to the requirement of Statement on Position 98-5 which requires start-up and organization costs to be expensed as incurred. The change (effective for fiscal years beginning after December 15, 1998 with earlier application encouraged) resulted in an increase in losses for the year ended September 30, 1998 of $31,520, ($0.02) per share.



COMPENSATED ABSENCES
The Company's employees are entitled to paid vacation, paid sick days and personal days off depending on job classification, length of service and other factors. The Company estimates that the amount of compensation for future absences is minimal and immaterial as of September 30, 1999 and June 30, 2000 and accordingly, no liability has been recorded in the financial statements. The Company's policy is to recognize the cost of compensated absences when compensation is actually paid to employees.



COMPREHENSIVE INCOME (LOSS)
The Company reports comprehensive income (loss) in accordance with FASB Statement No. 130, "Reporting Comprehensive Income." Accordingly, accumulated other comprehensive income or loss is included in the Stockholder's Equity section of the Balance Sheets. Amounts are reported net of tax and include unrealized gains or losses on available for sale securities.



DERIVATIVE INSTRUMENTS
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value, at the appropriate date.



At June 30, 2000, the Company had not engaged in any transactions that would be considered derivative instruments or hedging activities.



ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                TREND MINING COMPANY
                        (FORMERLY SILVER TREND MINING COMPANY)
                            (AN EXPLORATION STAGE COMPANY)
                     NOTES TO FINANCIAL STATEMENTS JUNE 30, 2000



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


EXPLORATION STAGE ACTIVITIES
The Company has been in the exploration stage since November 4, 1998 and has no revenues from operations. The Company is primarily engaged in the acquisition and exploration of mineral properties. Should the Company locate a commercial minable reserve, the Company would expect to actively prepare the site for extraction.



EXPLORATION COSTS
In accordance with generally accepted accounting principles, the Company expenses exploration costs as incurred. Exploration costs expensed during the nine-month period ended June 30, 2000 were $499,573. The exploration costs expensed during the Company's exploration state is $605,562.



FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts for cash, marketable securities, accounts receivable, accounts payable, notes payable and accrued liabilities approximate their fair value.



GOING CONCERN
As shown in the accompanying financial statements, the Company has no revenues, has incurred a net loss of $954,183 for the nine months ended June 30, 2000 and has an accumulated deficit of $1,997,918. These factors indicate that the Company may be unable to continue in existence. The financial statements do not include any adjustments related to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.



The Company's management believes that significant and imminent private placements will generate sufficient cash for the Company to continue to operate based on current expense projections.



IMPAIRED ASSET POLICY
The Company reviews its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. The Company recognized $14,000 as impairment to assets in 1998. The Company does not believe any adjustments are needed to the carrying value of its assets at September 30, 1999.



INTERIM FINANCIAL STATEMENTS
The interim financial statements for the period ended June 30, 2000, included herein have not been audited, at the request of the Company. They do reflect all adjustments, which are, in the opinion of management, necessary to present fairly the results of operations for the period. All such adjustments are normal recurring adjustments. The results of operations for the period presented is not necessarily indicative of the results to be expected for the full fiscal year.

                                TREND MINING COMPANY
                        (FORMERLY SILVER TREND MINING COMPANY)
                            (AN EXPLORATION STAGE COMPANY)
                     NOTES TO FINANCIAL STATEMENTS JUNE 30, 2000


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)



MINERAL PROPERTIES
Costs of acquiring mineral properties are capitalized by project area upon purchase or staking of the associated claims. Costs to maintain the mineral rights and leases are expensed as incurred. When a property reaches the production stage, the related capitalized costs will be amortized, using the units of production method on the basis of periodic estimates of ore reserves.



Mineral properties are periodically assessed for impairment of value and any diminution in value is charged to operations at the time of impairment. Should a property be abandoned, its capitalized costs are charged to operations. The Company charges to operations the allocable portion of capitalized costs attributable to properties sold. Capitalized costs are allocated to properties abandoned or sold based on the proportion of claims abandoned or sold to the claims remaining within the project area.



NON-EMPLOYEE STOCK COMPENSATION
The Company values common stock issued for services, property and investments based upon the fair market value of the common stock. Management's assessment of the fair market value of the common stock includes the current market conditions, assessment of the Company's financial position and funding requirements, and trading restrictions on the common stock issues.



RECLASSIFICATIONS
Certain amounts from prior periods have been reclassified to conform with the current period presentation. This reclassification has resulted in no changes to the Company's accumulated deficit or net losses presented.



REVERSE STOCK SPLIT
The Company authorized a 1 for 10 reverse stock split of its no par value common stock. (Note 4.) All references in the accompanying financial statements to the number of common shares outstanding and per share amounts have been restated to reflect the reverse stock split.



SEGMENT REPORTING
The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in the fiscal year ended September 30, 1999. SFAS No. 131 requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect the Company's results of operations or financial position. The Company's mining properties were not engaged in any business activity. The Company had no segments engaged in business activities at June 30, 2000 and, therefore, no segment reporting is required.

                                TREND MINING COMPANY
                        (FORMERLY SILVER TREND MINING COMPANY)
                            (AN EXPLORATION STAGE COMPANY)
                     NOTES TO FINANCIAL STATEMENTS JUNE 30, 2000



NOTE 3 - MINERAL PROPERTIES



The following describes the Company's significant mineral properties:



WYOMING PROPERTIES
During the year ended September 30, 1999, the Company entered into an agreement with General Minerals Corporation (GMC) to acquire the Lake Owen Project located in Albany County, Wyoming in exchange for 715,996 shares of common stock, $40,000 in cash to be paid in four quarterly payments of $10,000 and $750,000 in exploration expenditure commitments during a three-year option period. In May 2000, the Company issued an additional 129,938 shares of common stock under this agreement for the acquisition of the Lake Owen Project. (Notes 4 and 13).



Subsequent to the date of these financial statements, the Company located an additional 502 unpatented mining claims in an agreed area of interest near the Lake Owen Project.



The Company also staked and claimed six claims known as the Albany Claims during the year ended September 30, 1999. These claims are located in Albany County, Wyoming.



The Company also staked and claimed 42 unpatented mining claims known as the Spruce Mountain claims and approximately 200 unpatented mining claims known as the Centennial West claims. These claims are also located in Albany County, Wyoming.



OREGON PROPERTY
During the year ended September 30, 1999, the Company entered into an agreement in which it would explore and stake five claims located in Jackson County, Oregon known as the Shamrock property. All transactions have been completed and the Company has acquired title to these claims.



NEVADA PROPERTY
During the year ended September 30, 1999, the Company entered into an agreement whereby Mountain Gold Exploration would explore and stake claims, transferring title to the Company upon completion thereof. Transactions were finalized for nine claims known as the Hardrock Johnson Property located in Clark County, Nevada.



MONTANA PROPERTIES
During March 2000, the Company acquired an option to purchase 8 mining claims in Madison County, Montana, called the Intrepid Claims. The Company has paid $5,800 cash and issued 100,000 shares of its common stock at $0.30 per share under this option. If the Company has not terminated the agreement by November 2001, an additional 100,000 shares of its common stock will be issued.

                                TREND MINING COMPANY
                        (FORMERLY SILVER TREND MINING COMPANY)
                            (AN EXPLORATION STAGE COMPANY)
                     NOTES TO FINANCIAL STATEMENTS JUNE 30, 2000



NOTE 3 - MINERAL PROPERTIES (CONTINUED)



Additionally, the Company expensed $17,705 to stake 113 claims for the Vanguard Project. The Company has also expensed $30,425 to explore and stake 46 claims known as the McCormick Creek Project in Missoula County, Montana.



CALIFORNIA PROPERTY
Subsequent to the date of these financial statements, the Company located 72 unpatented mining claims, known as the Pole Corral property, in Tehema County, California.



CANADIAN PROPERTY
Subsequent to the date of these financial statements, in August 2000, the Company entered into an agreement whereby Spectra Management Corporation would explore and stake five claims representing about 66,000 acres for the Company in northern Saskatchewan. This property is known as the Reindeer Lake Claims.



The following properties are being disposed of as discontinued operations pursuant to the Company's new focus on platinum and palladium related metals exploration which commenced on November 4, 1998.



NEVADA PROPERTY
In 1997, the Company acquired the Pyramid Mine, which consists of five unpatented lode mining claims near Fallon, Nevada. The claims are within the Walker Indian Reservation and located on the site of an old bombing range. As of the date of these financial statements, no clean up has commenced on these claims. The Company is not aware of any pending requirements for clean up of hazardous materials.



IDAHO PROPERTY
During the 1960's, the Company acquired the Silver Strand Mine located in Kootenai County, Idaho. The area is an inactive silver mine site and was formerly used by a government agency to conduct research on workers' safety. The Company completed a four hole drill program on the property in 1998. In July 2000, the Company sold this property to New Jersey Mining Company for common stock in New Jersey Mining. (See Note 12).



ALASKA PROPERTY
During the year ended September 30, 1998, the Company purchased, through the issuance of 150,000 shares of its common stock, four patented mining claims known as the Rae Wallace Mine located just north of Anchorage, Alaska. The property was recorded at the fair market value of the shares paid on the date of issuance at $0.50 per share for a total purchase price of $75,000 (Note 4). In the year ended September 30, 1999, the Company sold the property for $20,000, resulting in a loss of $55,000. The Company retained a 2.5% net smelter return in the property, which is not valued for financial purposes.

                                TREND MINING COMPANY
                        (FORMERLY SILVER TREND MINING COMPANY)
                            (AN EXPLORATION STAGE COMPANY)
                     NOTES TO FINANCIAL STATEMENTS JUNE 30, 2000



NOTE 4 - COMMON STOCK



During the year ended September 30, 1998, the Company issued 150,000 shares of its common stock in exchange for mineral properties (Note 3) and sold 7,500 shares of common stock for $1,500. The Company also issued 80,000 shares of common stock in payment of a $40,000 debt and issued 12,000 shares of common stock for a lease termination valued at $6,000. Officers of the Company received 9,000 shares of common stock as compensation valued at $4,500.



On February 16, 1999, the Board of Directors authorized a 1 for 10 reverse stock split of the Company's no par value common stock. As a result of the split, 26,356,430 shares were retired. All references in the accompanying financial statements to the number of common shares and per-share amounts for the periods ended June 30, 2000 and the year-end September 30, 1999 have been restated to reflect the reverse stock split.



During the fiscal year ended September 30, 1999, the Company issued 555,000 shares of common stock for cash valued at $41,000; 839,121 shares of common stock valued at $74,753 for consulting services; 715,996 shares of common stock valued at $89,631 for a mineral property; and 300,430 shares of common stock valued at $39,000 as officer compensation. An additional 9,210 shares of common stock was issued for a debt of $340, Atlas Mining common stock valued at $427, and Mines Corporation common stock valued at $1,075. Directors of the Company were issued 16,500 shares of common stock valued at $4,125 for compensation. Also, 50,000 shares of common stock were issued for $5,000 in prepaid expenses, 1,000 shares of common stock were issued for $250 of storage rent and 600,000 shares of common stock were issued for $180,000 in mining equipment.



During the period ended June 30, 2000, the Company issued 64,694 shares of common stock to officers valued at $17,900, as compensation; 440,177 shares of common stock valued at $43,198 for services provided to the Company; 100,000 shares of common stock valued at $30,000 in exchange for mineral property; 200,000 shares of common stock valued at $26,000 for New Jersey Mining Company common stock; 65,285 shares of common stock valued at $16,321 as incentive fees and 6,553,835 shares of common stock for cash at $723,531.



The Company also issued 16,667 shares of common stock to an employee valued at $5,000 as part of his employment agreement. The Company also issued to General Minerals Corporation (GMC) an additional 129,938 shares valued at $16,242 as part of the deferred acquisition cost of the Lake Owens Project. In addition, the Company issued 200,000 shares of common stock valued $60,000 as partial consideration for the termination of certain preemptive rights held by GMC. Subsequent to June 30, 2000 and prior to October 31, 2000, the Company issued 5,003,007 shares of common stock for cash and services.

                                TREND MINING COMPANY
                        (FORMERLY SILVER TREND MINING COMPANY)
                            (AN EXPLORATION STAGE COMPANY)
                     NOTES TO FINANCIAL STATEMENTS JUNE 30, 2000



NOTE 5 - COMMON STOCK OPTIONS AND WARRANTS



The Company has a Stock Option Plan, which was initiated to encourage and enable qualified officers, directors and other key employees to acquire and retain a proprietary interest in the Company by ownership of its common stock. A total of ten percent of the currently issued and outstanding shares of the Company's common stock may be subject to, or issued pursuant to the terms of the plan. No options have been issued under the plan as of June 30, 2000.



During 1999, the Company granted various stockholders options to acquire 150,000 shares of common stock at prices varying from $0.15 to $0.35 per share as additional incentives for various stock purchases.



In February 2000, the Company granted an employee options until February 25, 2002 to acquire 33,333 shares of common stock at an exercise price of $0.30 per share as compensation. The fair value of this option estimated on the grant date using the Black-Scholes Option Price Calculation was $2,173.



During the period ended June 30, 2000, the Company's board of directors issued options to purchase 67,000 shares of its common stock at $0.50 per share to six retired directors. The options were based on the years of service and are exercisable from April 15, 2000 to April 15, 2003. The fair value of these options estimated on the grant date using the Black-Scholes Option Price Calculation was $9,233.



In the above Black-Scholes Option Price Calculations, the Company used the following assumptions to estimate fair value: the risk-free interest rate was 5.5%, volatility was 30%, and the expected life of the options varied from two to three years.



As partial consideration for an amendment to the GMC option agreement, the Company granted to GMC in June 2000 a warrant to purchase 200,000 shares for $0.70 per share exercisable until June 12, 2002.



TIGRIS FINANCIAL GROUP LTD./ELECTRUM LLC

On December 29, 1999, the Company entered into a stock purchase agreement with Tigris Financial Group Ltd. under which Tigris purchased 1,000,000 shares of the Company's common stock for $100,000, was granted an option until March 28 to acquire up to an additional 3,500,000 shares of common stock for an exercise price of $0.14 per share, (or $490,000 in the aggregate), and was granted an option to purchase, for $10,000, warrants to buy an additional 6,250,000 shares of the Company's common stock at an exercise price of $0.40 per share. On March 8, 2000, Tigris assigned its rights under the stock purchase agreement to Electrum LLC.



Electrum exercised its option and acquired 3,500,000 shares of the Company's common stock in March 2000. Pursuant to the terms of the stock purchase agreement, upon exercise of this first option, Electrum was granted an option until September 25, 2000 to purchase up to an additional

                                TREND MINING COMPANY
                        (FORMERLY SILVER TREND MINING COMPANY)
                            (AN EXPLORATION STAGE COMPANY)
                     NOTES TO FINANCIAL STATEMENTS JUNE 30, 2000


NOTE 5 - COMMON STOCK OPTIONS AND WARRANTS (CONTINUED)


4,608,000 shares of common stock at an exercise price of $0.14 per share, or $645,120 in the aggregate.


On June 27, 2000, the Company and Electrum entered into an amendment to the stock purchase agreement pursuant to which the option to purchase 4,608,000 shares was terminated. These options were replaced with an option until July 5, 2000 to acquire up to an additional 1,597,588 shares at $0.062 per share or $100,000 in the aggregate and, upon exercise in full of this option, an option until September 25, 2000 to acquire up to an additional 4,470,174 shares at an exercise price of $0.115 per share, or $545,120 in the aggregate. In addition, the option to purchase warrants was terminated and replaced with an option to purchase, for $10,000, warrants to buy up to 7,979,761 shares at an exercise price of $0.40 per share until September 20, 2003.


Electrum has exercised all of its options to purchase the Company's common stock and its option to purchase the warrant. In connection with its acquisition of those shares, Electrum assigned 3,530,174 shares and 500,000 warrants to third parties. Tigris and Electrum own 7,307,588 shares, or approximately 40% of the Company's outstanding common stock and, upon exercise of Electrum's warrants and assuming the Company has issued no other shares, would own 14,787,349 shares, or approximately 57% of the Company's then outstanding common stock.


Electrum had certain preemptive rights which were not exercised and have been subsequently terminated. Tigris and Electrum have the right to proportional representation on the Company's board of directors and registration rights for all of the Company's common stock acquired through this agreement held by them.


Subsequent to the date of these financial statements, Electrum LLC exercised its options to acquire an additional 4,740,174 shares of the Company's common stock at an exercise price of $0.115, or $545,120 in the aggregate, and exercised its right to acquire, for $10,000, warrants to buy up to 7,979,761 shares at an exercise price of $0.40 per share until September 20,2003. In connection with its acquisition of these shares and warrants, Electrum assigned 3,530,174 shares and 500,000 warrants to third parties. Electrum also entered into an agreement with the Company in July 2000 pursuant to which Electrum terminated its preemptive rights to acquire additional shares of the Company's common stock under certain circumstances.

                                TREND MINING COMPANY
                        (FORMERLY SILVER TREND MINING COMPANY)
                            (AN EXPLORATION STAGE COMPANY)
                     NOTES TO FINANCIAL STATEMENTS JUNE 30, 2000


NOTE 5 - COMMON STOCK OPTIONS AND WARRANTS (CONTINUED)


Following is a summary of the status of the options during the year ended September 30, 1999 and the nine months ended June 30, 2000:


                                                                              Weighted
                                                        Number of         Average Exercise
                                                          Shares                Price
                                                     --------------       ----------------
Outstanding at October 1, 1998                            180,000               $.41
Granted                                                   150,000                .27
Exercised                                                       -                  -
Forfeited                                                       -                  -
Expired                                                   (80,000)               .20
                                                     --------------       ----------------
Outstanding at September 30, 1999                         250,000               $.39
                                                     --------------       ----------------
Options exercisable at September 30, 1999                 250,000               $.39
                                                     --------------       ----------------
Outstanding at October 1, 1999                            250,000               $.39
Granted                                                 9,938,095                .13
Exercised                                              (5,097,588)               .12
Forfeited                                                       -                  -
Expired                                                   (50,000)               .35
                                                     --------------       ----------------
Outstanding at June 30, 2000                            5,040,507               $.13
                                                     --------------       ----------------
Options exercisable at June 30, 2000                    5,040,507               $.13
                                                     --------------       ----------------
      Exercise Date
--------------------------
On or before July 19, 2000                                 25,000                .30
On or before August 13, 2000                              100,000                .23
On or before September 25, 2000                         4,740,174                .12
On or before July 19, 2001                                 50,000                .50
On or before February 25, 2002                             33,333                .30
On or before July 19, 2002                                 25,000               1.00
On or before April 14, 2003                                67,000                .50

                                TREND MINING COMPANY
                        (FORMERLY SILVER TREND MINING COMPANY)
                            (AN EXPLORATION STAGE COMPANY)
                     NOTES TO FINANCIAL STATEMENTS JUNE 30, 2000


NOTE 6 - RELATED PARTY TRANSACTIONS


The Company has accrued director and officer fees in the amounts of $10,000 and $9,746 at June 30, 2000 and September 30, 1999, respectively.


In June 2000, the Company and GMC amended the Lake Owen option agreement. Pursuant to the amendment, the Company issued 416,961 shares at an average price of $0.06 per share to GMC in connection with the exercise by GMC of preemptive rights. In addition, the Company agreed to perform an additional $15,000 of geophysical survey work on the Lake Owen project prior to December 31, 2000, issued 200,000 additional shares of common stock to GMC and granted to GMC a warrant to purchase 200,000 shares for $0.70 per share exercisable until June 12, 2002 in exchange for GMC's agreement to terminate its antidilution and preemptive rights as provided in the original Lake Owen option agreement.


NOTE 7 - PROPERTY AND EQUIPMENT


Property and equipment are recorded at cost. Major additions and improvements are capitalized. Minor replacements, maintenance and repairs that do not increase the useful lives of the assets are expensed as incurred. Depreciation of property and equipment, including vehicles, is being calculated using the straight-line method over the expected useful lives of five years of the assets. Depreciation expense for the nine months ended June 30, 2000 and year ending September 30, 1999 was $3,980 and $288, respectively. The following is a summary of property, equipment, and accumulated depreciation.


                                                June 30,    September 30,
                                                 2000           1999
                                             ------------   ------------
         Furniture and Equipment                $32,509        $1,285
         Less Accumulated Depreciation           (4,268)         (288)
                                             ------------   ------------
                                                $28,241          $997
                                             ============   ============


NOTE 8 - INVESTMENTS


The Company's securities investments are classified as available for sale securities which are recorded at fair value in investments and other assets on the balance sheet, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. The Company has no securities which are classified as trading securities.


The Company recognized a loss in other comprehensive income for change in market value of investments of $79,179 for the year ended September 30, 1999, while the Company recognized a gain in other comprehensive income of $5,686 for the nine months ended June 30, 2000.

                                TREND MINING COMPANY
                        (FORMERLY SILVER TREND MINING COMPANY)
                            (AN EXPLORATION STAGE COMPANY)
                     NOTES TO FINANCIAL STATEMENTS JUNE 30, 2000


NOTE 8 - INVESTMENTS (CONTINUED)


Available-for-sale securities consist of common stock stated at fair value and are summarized as follows:


                                             June 30,      September 30,
               Investment                      2000            1999
         -------------------------        ------------     ------------
         New Jersey Mining Company          $105,750          $94,000
         Royal Silver Mines, Inc.                 --            2,750
                                          ------------     ------------
                                            $105,750          $96,750
                                          ============     ============


NOTE 9 - NOTES PAYABLE


Following is a summary of long-term debt at June 30, 2000:
         Note payable to First Security Bank, N.A.
             Interest at 14.99%, secured by
             1989 Chevy, payable in monthly
             installments of $179.28 through
             February 28, 2003.                                          $4,705

         Note payable to First Security Bank, N.A.

             Interest at 14.99%, secured by
             1995 Ford F-250, payable in
             monthly installments of $231.03
             through April 7, 2005                                    $   9,388
                                                                      ---------

             Total notes payable                                         14,093

             Less:  Current maturities included in
                    Current liabilities                                  (2,995)
                                                                      ---------
                                                                      $  11,098
                                                                      =========



Following are the maturities of long-term debt for each of the next five years:



         2000                                                         $   2,995
         2001                                                             3,476
         2002                                                             3,303
         2003                                                             2,259
         2004                                                             2,060
                                                                      ---------
                                                                      $  14,093
                                                                      =========

                                TREND MINING COMPANY
                        (FORMERLY SILVER TREND MINING COMPANY)
                            (AN EXPLORATION STAGE COMPANY)
                     NOTES TO FINANCIAL STATEMENTS JUNE 30, 2000


NOTE 10 - INCOME TAXES


For the year ended September 30, 1998, the Company filed its required federal income tax return. At that time, the Company had net operating losses of $55,000. At June 30, 2000, the Company accumulated operating losses approximating $1,300,000. These operating losses may be offset against future taxable income, however there is no assurance that the Company will have income in the future. Accordingly, the potential tax benefits of the net operating loss carryforward is offset by a valuation allowance of the same amount. The Company's ability to utilize these net operating loss carryforwards may be limited by ownership changes.


The Company has not filed a tax return for year ended September 30, 1999, and is considered deficient with respect to that filing. As the above operating losses will carry forward to the income tax return for the year ended September 30, 1999 it is unlikely that the Internal Revenue Service will impose penalties for underpayment of income taxes. However, the Company may be subject to failure to timely file penalties that are considered immaterial to these financial statement.


Therefore, no provision for this uncertainty has been reported in the financial statements of the Company.


NOTE 11 - SUBSEQUENT EVENTS


Subsequent to the date of these financial statements, Electrum LLC exercised its options to acquire an additional 4,740,174 shares of the Company's common stock at an exercise price of $0.115, or $545,120 in the aggregate, and exercised its right to acquire, for $10,000, warrants to buy up to 7,979,761 shares at an exercise price of $0.40 per share until September 20,2003. In connection with its acquisition of these shares and warrants, Electrum assigned 3,530,174 shares and 500,000 warrants to third parties. Electrum also entered into an agreement with the Company in July 2000 pursuant to which Electrum terminated its preemptive rights to acquire additional shares of the Company's common stock under certain circumstances.


MINERAL PROPERTIES
Subsequent to the date of these financial statements, the Company acquired additional properties. (Note 3.)

                                TREND MINING COMPANY
                        (FORMERLY SILVER TREND MINING COMPANY)
                            (AN EXPLORATION STAGE COMPANY)
                     NOTES TO FINANCIAL STATEMENTS JUNE 30, 2000


NOTE 12 - YEAR 2000 ISSUES


Trend Mining Company could be adversely affected if the computer systems it, its suppliers or customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment, elevators, etc. At this time there have been no known problems related to the Year 2000 issue.


NOTE 13 - COMMITMENTS AND CONTINGENCIES


LAKE OWEN OPTION AGREEMENT
In July 1999, the Company executed an option agreement with General Minerals Corporation (hereinafter "GMC") wherein the Company can earn a 100% interest in a mineral property in Albany County, Wyoming in exchange for its payment of exploration expenditures during the three-year option period, which commenced on July 27, 1999. Under the agreement, the Company is obligated to spend $750,000 on exploration expenditures for this project, commonly known as the Lake Owen property, during the option period, with no less than $150,000 of such expenditures to be made within the first year. This agreement was amended in June 2000 to include $15,000 of geophysical survey work, which should be completed by December 31, 2000.


In consideration for the aforementioned option, the Company paid GMC $40,000 in cash and issued to GMC 715,996 shares in 1999 and 129,938 shares in 2000. In connection with the exercise and termination of certain preemptive rights, GMC acquired 616,961 shares and a warrant for an additional 200,000 shares.


NEW JERSEY MINING COMPANY
In July 2000, the Company entered into an agreement with New Jersey Mining Company (New Jersey) whereby the Company received 50,000 shares of New Jersey's restricted common stock in exchange for New Jersey's opportunity to earn a 100% interest less a net smelter royalty in the Company's unpatented claims in Kootenai County, Idaho. This agreement, concerning the claims known as the Silver Strand Mine, will require the following three-year work commitment payable in New Jersey common stock as follows:


               Year 1                         $    25,000
               Year 2                              50,000
               Year 3                             125,000
                                              -----------
               Total                          $   200,000
                                              ===========


The Company will retain a 1.5% net smelter return until an aggregate of $50,000 in net smelter royalties have been received. Thereafter, the Company's net smelter return will decrease to 0.5%.

                                TREND MINING COMPANY
                        (FORMERLY SILVER TREND MINING COMPANY)
                            (AN EXPLORATION STAGE COMPANY)
                     NOTES TO FINANCIAL STATEMENTS JUNE 30, 2000


NOTE 13 - COMMITMENTS AND CONTINGENCIES (CONTINUED)


LEASE AGREEMENTS
The Company rents office facilities in Coeur d'Alene, Idaho on a month-to-month basis for $350 per month. Total rents paid during the nine months ended June 30, 2000 were $3,150.


Subsequent to the date of these financial statements in October 2000, the Company entered into a lease for its executive offices in Coeur d'Alene. The lease has a three-year term with monthly rent of $2,656 in addition to a $2,656 security deposit. The Company has the option to extend the lease for an additional two years at a monthly rend of $2,921.


Subsequent to the date of these financial statements, in July 2000, the Company entered into a new lease agreement for additional office facilities in Reno, Nevada. The agreement is a two year lease and calls for monthly payments of $1,725 during the first year and $1,775 during the second year in addition to a $350 security deposit. Prior to the signing of this lease, the Company had occupied the facilities on a month-to-month basis for $1,714 per month. Total rents during the nine months ended June 30, 2000 were $3,438.


NOTE 14 - IMPAIRMENT OF ASSETS


During the year ended September 30, 1999, the Company initiated a plan to dispose of mining equipment. In connection with the plan of disposal, the Company determined that the carrying value of such assets exceeded their fair values. Accordingly, a loss of $14,000, which is included as part of loss on disposition and impairment of assets and represents the excess of the carrying value of $18,000 over the fair value of $4,000, has been charged to operations in the year ended September 30, 1999. The fair value is based on the net selling price estimated relative to current market conditions. At June 30, 2000 management determined no further impairment was necessary.


NOTE 15 - DISCONTINUED OPERATIONS


On November 4, 1998, the Company adopted a formal plan to sell its silver and gold operations. Net assets of discontinued operations totaled $269,086. These assets consisted of the Company's mineral properties at that date. Subsequent to the date of these financial statements, the Company has sold its Silver Strand mine property in Idaho. See Note 13.


Mineral property expense related to discontinued operations were recorded at $3,026 for the nine months ended June 30, 2000.

                  INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS



EXHIBIT
NUMBER            EXHIBITS
--------          --------
23.1              Consent of Certified Public Accountants, dated July 24, 2000.

23.2              Consent of Certified Public Accountants, dated July 24, 2000.

27.1              Financial Data Schedule.